Exhibit 99.1

PINAFORE HOLDINGS B.V.

AND SUBSIDIARIES

QUARTERLY REPORT

Quarter ended September 29, 2012

PINAFORE HOLDINGS B.V.

AND SUBSIDIARIES

CONTENTS OF QUARTERLY REPORT

Quarter ended September 29, 2012

CAUTIONARY STATEMENTS

Forward-looking statements

This document and oral statements made in connection with this document may contain statements that are or may be forward-looking statements. Forward-looking statements include statements that typically contain words such as “expect”, “believe”, “intend”, “anticipate”, “estimate”, “will”, “may”, “could”, “should” and similar expressions. Pinafore Holdings B.V. (the ‘Company’) cautions that any forward-looking statements made by the Company, including those made in or in connection with this document in relation to the outlook for the remainder of 2012, are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Certain of these risks and uncertainties were described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011. Other unknown or unpredictable factors could also cause actual results to differ materially from those in the forward-looking statements. Therefore investors should not place undue reliance on such statements as a prediction of actual results. These forward-looking statements represent our view only as of the date they are made and we are not under any obligation to update forward-looking statements contained herein, except as may otherwise be required by law.

Non-GAAP measures

We assess the financial performance of our businesses using a variety of measures. Certain of these measures are not explicitly defined under International Financial Reporting Standards (‘IFRS’) and are therefore termed ‘non-GAAP measures’. We do not regard these measures as a substitute for, or superior to, the most directly comparable measures defined under IFRS. The non-GAAP measures that we use may not be directly comparable with similarly-titled measures used by other companies. Reconciliations of the profit for the period to the non-GAAP measure ‘adjusted EBITDA’ are presented in notes 2 and 7 to the condensed consolidated financial statements and the components of ‘net debt’ as at September 29, 2012 and as at December 31, 2011, are set out on page 7 of this Quarterly Report.

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

INTRODUCTION

Management’s Discussion and Analysis should be read in conjunction with the unaudited condensed consolidated financial statements included elsewhere in this report, which cover the 13-week period (‘Q3 2012’) and nine month period (‘9M 2012’) ended September 29, 2012 with comparative information for the 13-week period (‘Q3 2011’) and nine month period (‘9M 2011’) ended October 1, 2011.

As used herein, the terms ‘we’, ‘us’, ‘our’, or ‘the Group’, unless the context requires otherwise, mean the Company and its subsidiaries.

Overview

We are a diversified global engineering and manufacturing company with a portfolio of market-leading businesses. Our products are highly engineered and used primarily in the industrial and automotive end markets. We have a broad collection of premier brands that are among the most globally recognized in their respective end markets. Approximately 60% of our Q3 2012 sales were generated from the global industrial replacement end market and automotive aftermarket. Our industrial replacement business provides us with exposure to a broad range of industrial end market segments that have an ongoing need for replacement parts, and the automotive aftermarket also provides us with both a stable source of revenue and our highest margins.

Our revenue and earnings base is highly diversified by product, geography, end market and customer. We derive revenues from nearly every developed country across the globe and are well-positioned in most major emerging markets with our industrial and automotive component products.

During 2012 we have made significant progress against our strategy of disposing of our non-core businesses, with the sale in April 2012 of our Sensors & Valves segment, the signing of a stock purchase agreement for the businesses comprising our Air Distribution segment and, on November 1, 2012, the completion of the sale of our Dexter segment. Following the expected completion of the Air Distribution disposal in the fourth quarter of 2012, the Group will be focused almost exclusively on the core Gates businesses.

Our Q3 2012 sales for our ongoing operations are analyzed by end market as follows:

$ million	Industrial replacement		Industrial original equipment		Automotive aftermarket		Automotive original equipment		Total
	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011
– Gates North America	113.7	106.4	75.3	71.1	134.7	123.4	19.8	16.9	343.5	317.8
– Gates EMEA	45.7	47.4	22.2	23.7	61.4	68.7	39.9	49.8	169.2	189.6
– Gates APAC	37.2	40.7	26.5	30.5	32.2	33.3	72.3	72.9	168.2	177.4
– Gates South America	13.1	13.9	4.8	10.1	10.1	15.4	5.4	9.7	33.4	49.1

Gates	209.7	208.4	128.8	135.4	238.4	240.8	137.4	149.3	714.3	733.9

					Residential construction		Manufactured housing		Total
					Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011
– Bathware					28.5	26.1	0.9	0.9	29.4	27.0

Ongoing operations									743.7	760.9

INDUSTRY TRENDS AND OUTLOOK

During the third quarter of 2012, the economy continued to weaken throughout the geographies in which we operate. The US Federal Reserve Industrial Production index was on average 4.0% higher in the first nine months of 2012 compared with the same period in 2011, however it declined in the third quarter and at September 2012 stood 0.4% lower than in June 2012. European industrial production (as measured by the Eurostat Industrial Production index), was lower throughout the first eight months of 2012 compared to the same period in 2011, and at August stood 2.1% lower than August 2011. Industrial production in China, as measured by the National Bureau of Statistics in China, grew by 10.0% in the year to September 2012, compared with 14.2% for the same period in 2011.

For 2012 as a whole, we expect North American industrial production to grow, but at low single digits. In Europe and South America, we expect continued weakness, with further declines possible. Low levels of growth are also expected in Industrial activity in Asia despite governments’ attempts to stimulate the economies.

The US automotive aftermarket continued to grow. US miles driven, a key driver of vehicle repair, was up by 0.9% year-on-year in the year to August 2012 and up by 2.8% in the three months to August, compared with the previous three months. The price of gasoline rose in the third quarter and stood 6.6% higher at the end of September 2012 compared with September 2011. For 2012 as a whole, we expect the global automotive aftermarket to grow by around 3%.

PAGE | 1

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Global automotive original equipment (‘OE’) production volumes (as measured by IHS Global Insight Inc., ‘IHS’) were up by 7.3% for the first nine months of 2012 year-on-year, driven by growth in North America and Asia, where volumes were up significantly, but this growth was offset by declines in Europe and South America. Global volumes grew by 2.5% year-on-year in Q3 2012 compared with 11.9% year-on-year in the second quarter of 2012. For 2012 as a whole, global production volumes are forecast by IHS to grow by 5%, with volumes in North America and Asia forecast to grow by 15% and 10% respectively and volumes in Europe expected to decline by 6%.

In the year to September 2012, US non-residential construction declined by 0.6% on a square foot basis and by 12.4% on a dollar value basis (as measured by Dodge). For 2012 as a whole, this end market is forecast by McGraw-Hill to be up by 1% on a square foot basis and to decline by 10% on a dollar value basis. In the US residential end market, US housing starts in the year to September 2012 increased by 27% compared with September 2011, and are expected to be around 740,000 units for 2012 as a whole.

RESULTS OF OPERATIONS

Summary Group performance

Unless otherwise indicated, all commentary in this section is for continuing operations.

$ million	Q3 2012	Q3 2011*	9M 2012	9M 2011*
Continuing operations
Sales	743.7	827.8	2,331.6	2,707.7
Cost of sales	(481.9)	(544.4)	(1,499.5)	(1,810.2)

Gross profit	261.8	283.4	832.1	897.5

Gross profit margin	35.2%	34.2%	35.7%	33.1%
Adjusted EBITDA margin	15.6%	15.9%	17.3%	16.6%

Adjusted EBITDA	116.0	131.5	402.9	450.2
Depreciation and amortization	(60.1)	(61.6)	(180.9)	(203.1)
Share-based incentives	(11.3)	(22.2)	(38.1)	(66.3)
Transaction costs	—	(0.2)	—	(1.0)
Impairments	—	(36.9)	(3.1)	(36.9)
Restructuring costs	(4.9)	(10.9)	(17.5)	(28.3)
Net gain on disposals and on the exit of businesses	0.6	3.4	0.1	4.6

Operating profit	40.3	3.1	163.4	119.2

Net finance costs	(107.5)	(101.3)	(222.7)	(226.2)
Income tax benefit/(expense)	64.0	0.7	102.2	(32.7)

(Loss)/profit for the period	(3.2)	(97.5)	42.9	(139.7)

*	Re-presented (see note 7 to the condensed consolidated financial statements)

Sales

Sales in Q3 2012 were $743.7 million (Q3 2011: $827.8 million), a decrease of 10.2% that was due mainly to the disposal of businesses during 2011. The disposals resulted in a decrease in sales of $60.7 million for the quarter compared with Q3 2011. Excluding this impact and the effect on sales of unfavorable movements in average exchange rates, sales improved by 0.6% compared with Q3 2011. The Group’s year-to-date performance followed a similar trend, decreasing from $2,707.7 million in 9M 2011 to $2,331.6 million in 9M 2012 with the 2011 business disposals accounting for the majority of this movement.

Gates’ sales declined by 2.7% in Q3 2012 compared with Q3 2011, due mainly to adverse movements in exchange rates. Excluding this impact, sales increased by 2.2%, driven by strong sales to automotive aftermarket and industrial replacement markets in North America. Further softening in European automotive markets and Asian industrial markets, particularly in Japan, partially offset these gains. Sales for the nine months, excluding the effect of exchange rate movements, were up by 2.1% over 9M 2011.

Gross profit

Gross profit was $261.8 million (Q3 2011: $283.4 million). Cost of sales decreased by 11.5% due principally to the impact of the businesses that were disposed of during 2011, which contributed approximately $55 million to the Q3 2011 cost of sales.

Our gross profit margin for Q3 2012 was 35.2%, broadly consistent with the Q3 2011 margin of 34.2%. The margin for the nine months rose to 35.7% (9M 2011: 33.1%) due primarily to the disposal of lower-margin businesses during 2011 and our continued pricing actions.

PAGE | 2

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Adjusted EBITDA

Adjusted EBITDA for Q3 2012 was $116.0 million compared with $131.5 million in Q3 2011, with the majority of this decrease attributable to the impact of businesses sold during 2011 and unfavorable exchange rates. The softer adjusted EBITDA margin for Q3 2012 of 15.6% (Q3 2011: 15.9%) was due principally to one-off items in Bathware that more than offset a small improvement in Gates’ margin from 18.0% in Q3 2011 to 18.4% in Q3 2012. Gates benefited from continued growth in North America and an improved performance in South America. Adjusted EBITDA for 9M 2012 decreased to $402.9 million compared with $450.2 million in 9M 2011, but increased by 2.8% after excluding the impact of exchange rates and disposed businesses. Gates contributed all of this growth, driven by strong sales to the industrial end markets, particularly in North America, partially offset by the continuing challenging conditions in Asia and Europe, particularly in the third quarter. The Group’s adjusted EBITDA margin rose from 16.6% in 9M 2011 to 17.3% in 9M 2012, driven by cost reduction initiatives and the disposal of lower-margin businesses during 2011.

Restructuring costs

Restructuring costs for the first nine months of 2012 were $17.5 million (9M 2011: $28.3 million), and in both years related principally to our Sierra initiative that focuses on continuous identification and implementation of cost reduction opportunities and efficiency improvements across the Gates businesses.

Net finance costs

Net finance costs increased from $101.3 million in Q3 2011 to $107.5 million in Q3 2012, driven primarily by the payment of $63.9 million of premiums and other costs associated with the debt prepayments made during the quarter. This increase was substantially offset by a combination of:

•	a reduction in finance costs on the Group’s borrowings due to the reduction in principal debt outstanding between Q3 2011 and Q3 2012;

•	a decrease in the net loss related to certain borrowings held at amortized cost; and

•	a reduced charge recognized on the movement in the fair value of the embedded interest rate derivatives.

The decrease in net finance costs for the nine months from $226.2 million in 9M 2011 to $222.7 million in 9M 2012 was impacted by similar trends, except that the premiums paid were more than offset by the impact of the lower interest charge and lower charge relating to financial liabilities held at amortized cost. The year-to-date movement also included an increase in the net income relating to post-employment benefits compared with 9M 2011.

The key components of net finance costs may be summarized as follows:

$ million	Q3 2012	Q3 2011*	9M 2012	9M 2011*
Net bank interest and interest on other loans:
– Term loans	26.5	29.6	80.1	97.0
– Second Lien Notes	15.2	27.1	65.2	84.6
– 2011 and 2015 Notes	0.4	2.6	1.0	6.8
– Other	—	0.1	0.5	(0.1)

	42.1	59.4	146.8	188.3
Net finance income in relation to post-employment benefits	(2.8)	(0.7)	(8.5)	(1.8)
Loss on embedded derivatives	6.2	15.4	11.3	12.6
Currency translation (gain)/loss on hedging instruments	(3.9)	3.5	(2.1)	(4.3)
Costs incurred on prepayment of borrowings	63.9	3.4	63.9	3.4
Net loss on financial liabilities held at amortized cost	0.9	18.1	6.2	18.2
Other	1.1	2.2	5.1	9.8

	107.5	101.3	222.7	226.2

*	Re-presented (see notes 1 and 7 to the condensed consolidated financial statements)

Income tax expense

During Q3 2012, the income tax benefit attributable to continuing operations was $64.0 million (Q3 2011: benefit of $0.7 million) on a loss before tax of $67.2 million (Q3 2011: $98.2 million). The income tax benefit for the nine months was $102.2 million (9M 2011: expense of $32.7 million) on a loss before tax of $59.3 million (9M 2011: $107.0 million).

Our effective tax rate for both the quarter and the nine months ended September 29, 2012 was affected by items such as the compensation expense recognized on share-based payments that are not deductible for tax purposes in certain jurisdictions. In addition, a number of discrete tax items further impacted the effective tax rate compared with the statutory tax rates that are applicable in the jurisdictions in which we operate, the primary item in the nine months being the recognition of deferred tax assets for tax losses that will now be crystalized against gains on the sale of Dexter.

PAGE | 3

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Analysis by operating segment

$ million	Sales				Adjusted EBITDA
	Q3 2012	Q3 2011*	9M 2012	9M 2011*	Q3 2012	Q3 2011*	9M 2012	9M 2011*
Continuing operations
Gates
– Gates North America	343.5	317.8	1,051.3	984.4	80.1	77.7	248.7	240.5
– Gates EMEA	169.2	189.6	565.7	627.5	18.1	23.1	81.4	83.5
– Gates APAC	168.2	177.4	512.2	531.6	31.1	33.4	96.3	105.8
– Gates South America	33.4	49.1	114.6	125.2	2.4	(2.3)	8.8	2.3

	714.3	733.9	2,243.8	2,268.7	131.7	131.9	435.2	432.1
Building Products
– Bathware	29.4	27.0	87.8	81.6	(6.2)	0.1	(5.7)	(1.6)

Corporate	—	—	—	—	(8.7)	(6.4)	(25.6)	(26.1)

Total ongoing segments	743.7	760.9	2,331.6	2,350.3	116.8	125.6	403.9	404.4

Exited businesses	—	66.9	—	357.4	(0.8)	5.9	(1.0)	45.8

Continuing operations	743.7	827.8	2,331.6	2,707.7	116.0	131.5	402.9	450.2

Discontinued operations
– Sensors & Valves	—	110.9	147.9	348.2	—	19.4	21.8	62.6
– Dexter	73.6	68.9	247.4	221.0	10.8	9.1	41.8	32.7
– Air Distribution	238.0	240.9	675.1	672.2	38.2	33.2	97.3	77.7

	311.6	420.7	1,070.4	1,241.4	49.0	61.7	160.9	173.0

Total operations	1,055.3	1,248.5	3,402.0	3,949.1	165.0	193.2	563.8	623.2

*	Re-presented (see note 7 to the condensed consolidated financial statements)

Ongoing segments

The performance of the Group’s ongoing segments for the twelve months ended September 29, 2012 may be analyzed as follows:

	Sales $ million	Adjusted EBITDA $ million	Adjusted EBITDA margin %
Gates
– Gates North America	1,354.2	313.5	23.2%
– Gates EMEA	741.5	101.3	13.7%
– Gates APAC	689.3	125.7	18.2%
– Gates South America	146.1	11.0	7.5%

	2,931.1	551.5	18.8%
Building Products
– Bathware	112.5	(8.6)	(7.6)%

Corporate	—	(35.4)	n/a

Total ongoing segments	3,043.6	507.5	16.7%

		Q3 Adjusted EBITDA margin (%)		9M Adjusted EBITDA margin (%)
		2012	2011	2012	2011
Gates North America	46.2% of Q3 2012 continuing sales	23.3%	24.4%	23.7%	24.4%

Sales in Q3 2012 were $343.5 million (Q3 2011: $317.8 million), an increase of 8.1% with growth across all end markets, in particular in the automotive aftermarket and OE markets, which increased by 9.2% and 17.2% respectively. Year-to-date sales were $1,051.3 million (9M 2011: $984.4 million), an increase of 6.8%, driven by stronger sales in all end markets.

Adjusted EBITDA for Q3 2012 was $80.1 million (Q3 2011: $77.7 million), driven by higher sales and further benefits from restructuring initiatives. The year-to-date adjusted EBITDA increased from $240.5 million to $248.7 million, driven by the strong second quarter performance.

PAGE | 4

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

		Q3 Adjusted EBITDA margin (%)		9M Adjusted EBITDA margin (%)
		2012	2011	2012	2011
Gates EMEA	22.7% of Q3 2012 continuing sales	10.7%	12.2%	14.4%	13.3%

Sales in Q3 2012 were $169.2 million (Q3 2011: $189.6 million), a decrease of 10.8%. Sales were affected by adverse exchange rates and weak end market performance, particularly in the automotive replacement and OE end markets. Sales for the nine months followed a similar trend, decreasing from $627.5 million in 9M 2011 to $565.7 million in 9M 2012.

Adjusted EBITDA for Q3 2012 decreased by $5.0 million compared with Q3 2011 as the impact of lower sales was compounded by weakening exchange rates. Benefits from our continuous improvement initiatives in relation to material and distribution costs partially offset these decreases. The adjusted EBITDA for the nine months followed a similar trend, decreasing from $83.5 million in 9M 2011 to $81.4 million in 9M 2012.

		Q3 Adjusted EBITDA margin (%)		9M Adjusted EBITDA margin (%)
		2012	2011	2012	2011
Gates APAC	22.6% of Q3 2012 continuing sales	18.5%	18.8%	18.8%	19.9%

Sales in Q3 2012 were $168.2 million (Q3 2011: $177.4 million) a decline of 5.2% that was driven principally by a combination of weaker sales to the industrial end markets, particularly in India, Japan and Korea, and adverse foreign exchange rate movements. Year-to-date sales were also lower at $512.2 million (9M 2011: $531.6 million), albeit with a softer decrease of 3.6% compared with the quarter’s results.

Adjusted EBITDA for Q3 2012 was $31.1 million, a decrease of $2.3 million compared with Q3 2011 due primarily to lower sales, labor cost inflation and adverse exchange rate impacts. The year-to-date adjusted EBITDA decreased by $9.5 million to $96.3 million, but the rate of this decrease slowed in the third quarter compared with the first two quarters of 2012, bolstered by strong industrial replacement sales in China.

		Q3 Adjusted EBITDA margin (%)		9M Adjusted EBITDA margin (%)
		2012	2011	2012	2011
Gates South America	4.5% of Q3 2012 continuing sales	7.2%	(4.7)%	7.7%	1.8%

Sales in Q3 2012 were $33.4 million (Q3 2011: $49.1 million) a decrease of 32.0%, due principally to adverse exchange rate movements and lower sales to the industrial OE and automotive replacement end markets. Sales for the nine months declined to $114.6 million during 9M 2012 compared with $125.2 million in 9M 2011 (a decrease of 8.5%) as the stronger first half of 2012 compared with 2011 offset the lower third quarter results.

Adjusted EBITDA for the quarter was $2.4 million (Q3 2011: loss of $2.3 million) as a result of further manufacturing efficiencies, partially offset by raw material inflation. The quarter continued the improvement achieved in the first half of 2012, with adjusted EBITDA for the nine months reaching $8.8 million compared with $2.3 million in 9M 2011.

		Q3 Adjusted EBITDA margin (%)		9M Adjusted EBITDA margin (%)
		2012	2011	2012	2011
Bathware	4.0% of Q3 2012 continuing sales	(21.1)%	0.4%	(6.5)%	(2.0)%

Sales in Q3 2012 were $29.4 million (Q3 2011: $27.0 million), an increase of 8.9% due largely to growth in the residential construction market and market share gains. Year-to-date sales were $87.8 million (9M 2011: $81.6 million).

Bathware’s adjusted EBITDA for the quarter was a loss of $6.2 million (Q3 2011: profit of $0.1 million), due largely to a $7.2 million revision to its product liability provision recognized during the quarter, which offset the benefits arising from the increased sales volumes. The results for the nine months followed a similar trend, with Bathware recognizing an adjusted EBITDA loss of $5.7 million (9M 2011: loss of $1.6 million).

Exited businesses

Exited businesses comprise the Powertrain, Other I&A and Doors & Windows operating segments, all of which were exited before the start of the current year. During 9M 2011, these businesses contributed combined sales of $357.4 million and adjusted EBITDA of $45.8 million.

PAGE | 5

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Discontinued operations

Sensors & Valves

During the second quarter of 2011, management actively began to seek prospective buyers for its Schrader Electronics and Schrader International businesses, which together constitute the Sensors & Valves operating segment.

On April 27, 2012, the Group concluded the disposal of the Schrader businesses to an affiliate of private equity firm Madison Dearborn Partners, LLC for a cash consideration of approximately $505 million. The Group also retained a small non-controlling interest in the equity of the parent of the acquiring entity.

Prior to its disposal, Sensors & Valves contributed sales to the Group of $147.9 million and adjusted EBITDA of $21.8 million in 9M 2012. The Group has recognized a net gain of $162.9 million in relation to the disposal.

Dexter

During the second quarter of 2012, we commenced an active disposal process for our Dexter Axle business, a leading manufacturer of axle components for the utility, industrial trailer and recreational vehicle end market segments primarily in the US. The business comprises the Dexter operating segment and was classified as a discontinued operation during the second quarter of 2012. Comparative information for Q3 2011 and 9M 2011 has been re-presented to reflect this classification.

On November 1, 2012, the Group concluded the sale of Dexter to an affiliate of The Sterling Group, a Houston-based private equity firm, for a cash consideration of approximately $360 million.

Sales were $73.6 million for the quarter (Q3 2011: $68.9 million), an increase of 6.8%. Dexter’s year-to-date sales were higher by $26.4 million compared with 9M 2011, the increase in both periods was driven primarily by higher sales to both the industrial utility and recreational vehicle end markets. Adjusted EBITDA for the nine months was $41.8 million (9M 2011: $32.7 million), with $10.8 million earned in the third quarter (Q3 2011: $9.1 million).

Air Distribution

Air Distribution is a supplier to the industrial and residential heating, ventilation and air conditioning market, mainly in North America. During the third quarter of 2012, we signed an agreement to sell our Air Distribution businesses to Canada Pension Plan Investment Board for approximately $1.1 billion in cash, with closure expected in the fourth quarter of 2012. The Air Distribution segment has been classified as a discontinued operation and comparative information for Q3 2011 and 9M 2011 has been re-presented to reflect this classification.

Third quarter sales for the segment were $238.0 million (Q3 2011: $240.9 million), a decrease of 1.2%, due principally to the weakness in sales to the residential construction markets. Air Distribution’s year-to-date sales were broadly flat, with sales up by $2.9 million year-on-year to $675.1 million.

Adjusted EBITDA for the nine months was $97.3 million (9M 2011: $77.7 million), of which $38.2 million was earned in the third quarter (Q3 2011: $33.2 million).

LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Cash generated from operations was $382.2 million in 9M 2012 compared with $417.8 million in 9M 2011. Operating cash flow before movements in working capital was $516.8 million broadly in line with the $506.8 million generated in 9M 2011, but the movements in working capital during 9M 2012 decreased by $45.6 million compared with 9M 2011, primarily due to higher sales in North America and inventory building to further improve service levels and in advance of restructuring initiatives in North America.

Cash outflow on restructurings was $13.6 million (9M 2011: $30.3 million), which was net of proceeds on related asset sales of $4.0 million (9M 2011: $14.8 million).

Gross capital expenditure was $79.1 million (9M 2011: $83.6 million). Excluding the proceeds on asset sales arising from restructurings, net capital expenditure was $77.6 million (9M 2011: $81.0 million).

Net cash interest paid was $119.0 million, compared with $133.2 million in 9M 2011. The majority of this decrease is due to the reduction in outstanding debt during the past year, partially offset by the payment in Q3 2012 of interest of $12.9 million in relation to the tender offer. During the period, the Group paid premiums totaling $62.6 million (9M 2011: $3.8 million) in respect of the prepayment of borrowings, of which $59.2 million related to the fully-subscribed $475 million tender offer completed during July 2012. Cash flows arising on acquisitions and disposals included $492.2 million received on the disposal of the businesses comprising the Group’s Sensors & Valves segment during April 2012, including $2.5 million relating to the disposal the investment in an associate, Schrader Duncan Limited. Further details of these disposals are set out in note 19 to the condensed consolidated financial statements.

PAGE | 6

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The table below shows the movements in net debt:

$ million	9M 2012	9M 2011
Opening net debt	(2,324.8)	(2,865.0)

Controllable operating cash flows
Adjusted EBITDA	563.8	623.2
Change in working capital and provisions	(129.8)	(95.6)
Capital expenditure	(79.1)	(83.6)
Asset disposals	1.5	2.6
Other movements	(0.3)	(2.7)

	356.1	443.9
Restructuring cash flows
Restructuring cash outflows	(17.6)	(45.1)
Proceeds on asset disposals arising on restructuring	4.0	14.8

	(13.6)	(30.3)
Financing, tax and post-employment benefit cash flows
Interest paid (net)	(119.0)	(133.2)
Premium on redemption of borrowings	(62.6)	(3.8)
Financing costs paid	(5.8)	(35.5)
Post-employment benefit funding in excess of income statement movement	(34.3)	(60.7)
Tax paid	(60.2)	(79.1)

	(281.9)	(312.3)
Cash flows arising on acquisitions and disposals
Acquisitions and disposals (net)	488.8	297.9

Total cash flows before dividends paid	549.4	399.2

Dividends paid to minority shareholders in subsidiaries	(33.6)	(54.4)
Foreign currency movements	0.3	8.8
Non-cash movements in net debt	(1.4)	—

Closing net debt	(1,810.1)	(2,511.4)

Net debt may be analyzed as follows:

$ million	As at September 29, 2012	As at December 31, 2011
Total operations
Borrowings:
– Bank overdrafts	(27.4)	(5.5)
– Bank and other loans	(2,032.3)	(2,814.4)

	(2,059.7)	(2,819.9)
Obligations under finance leases	(3.9)	(2.8)

Debt	(2,063.6)	(2,822.7)
Cash and cash equivalents	239.3	480.0
Collateralized cash	14.1	17.7
Foreign currency derivatives	0.1	0.2

Net debt	(1,810.1)	(2,324.8)

PAGE | 7

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Borrowings

As at September 29, 2012, the Group’s borrowings consisted principally of two term loans under the Senior Secured Credit Facilities and the Second Lien Notes that were used to finance the acquisition of Tomkins Limited.

The Group’s borrowings as at September 29, 2012 may be analyzed as follows:

$ million	Carrying amount		Principal amount
	As at September 29, 2012	As at December 31, 2011	As at September 29, 2012	As at December 31, 2011
Bank overdrafts	27.4	5.5	27.4	5.5
Bank and other loans:
– Secured
Term Loan A	108.5	223.4	116.6	238.1
Term Loan B	1,324.4	1,398.3	1,437.0	1,503.7
Second Lien Notes	434.9	994.4	445.0	1,035.0

	1,867.8	2,616.1	1,998.6	2,776.8
– Unsecured
2015 Notes	21.5	20.8	21.4	20.4
Other loan notes	11.7	15.5	11.7	15.5
Other bank loans	0.6	1.7	0.6	1.7

	33.8	38.0	33.7	37.6

	1,929.0	2,659.6	2,059.7	2,819.9

Details of the Group’s borrowings together with a reconciliation of their carrying amount to their principal amount are presented in note 14 to the condensed consolidated financial statements.

Repayment of debt

During 9M 2012, the Group made contractual quarterly amortization payments of $13.7 million against Term Loan A and $11.1 million against Term Loan B. On April 16, 2012, the Group made an optional prepayment at par under Term Loan A of $85.0 million, plus accrued interest thereon.

As a consequence of the disposal of the Schrader businesses in April 2012, the Group was required to make an offer to prepay a portion of the term loans to the extent of the net cash proceeds received from the sale, after certain adjustments as determined under the credit agreement. As a result, on May 11, 2012, the Group prepaid $22.5 million against Term Loan A and $54.1 million against Term Loan B.

On August 17, 2012, a further offer to the lenders was made, for which acceptances to the value of $0.3 million and $1.5 million were received and paid in respect of Term Loan A and Term Loan B respectively.

As at September 29, 2012, the principal amount outstanding under Term Loan A was $116.6 million and that under Term Loan B was $1,437.0 million.

On June 21, 2012, the Group initiated a tender offer to purchase for cash up to $475 million of the principal amount outstanding of the Second Lien Notes. In conjunction with the tender offer, consent was sought from the holders for certain amendments to the Indenture governing the notes, primarily to increase the Group’s capacity to make distribution payments. The offer was fully subscribed and, on July 20, 2012, the Group paid $547.1 million, which included an aggregate premium of $59.2 million and accrued interest of $12.9 million.

On July 24, 2012, we gave notice to the holders of the Second Lien Notes of our intention to exercise in full one of the call options available in respect of the notes. The resulting prepayment of an aggregate principal amount of $115.0 million, plus the required 3% premium and interest accrued up to the redemption date, was made on September 4, 2012.

As at September 29, 2012, the principal amount of the outstanding Second Lien Notes was $445.0 million.

Borrowing headroom

As at September 29, 2012, the Group’s committed revolving credit facility of $300.0 million was undrawn for cash but there were letters of credit outstanding against the facility amounting to $57.2 million. Also, the Group had drawn $27.4 million against uncommitted borrowing facilities (almost exclusively bank overdrafts) and had outstanding performance bonds, letters of credit and bank guarantees amounting to $31.9 million (in addition to those outstanding under the revolving credit facility).

Overall, therefore, the Group’s committed borrowing headroom was $183.5 million, in addition to cash balances of $253.4 million (including collateralized cash of $14.1 million).

Borrowing covenants

The Group is subject to covenants, representations and warranties in respect of the Senior Secured Credit Facilities including two financial covenants as defined in the credit agreement. Firstly, the ratio of ‘consolidated total debt’ to ‘consolidated EBITDA’ (the ‘total leverage ratio’) must not exceed 5.35 times (for the covenant test period ended September 29, 2012, the ratio was 2.87 times). Secondly, the ratio of ‘consolidated EBITDA’ to ‘consolidated net interest’ (the ‘interest coverage ratio’) must not be less than 2.05 times (for the covenant test period ended September 29, 2012, the ratio was 3.71 times).

PAGE | 8

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Any future non-compliance with the borrowing covenants could, if not waived, constitute an event of default and may, in certain circumstances, lead to an acceleration of the maturity of borrowings drawn down and the inability to access committed facilities.

CONDENSED CONSOLIDATED INCOME STATEMENT

(Unaudited)

	Note	Q3 2012 $ million	Q3 2011* $ million	9M 2012 $ million	9M 2011* $ million
Continuing operations
Sales	2	743.7	827.8	2,331.6	2,707.7
Cost of sales		(481.9)	(544.4)	(1,499.5)	(1,810.2)

Gross profit		261.8	283.4	832.1	897.5
Distribution costs		(89.5)	(93.0)	(270.4)	(287.9)
Administrative expenses		(127.8)	(143.2)	(378.2)	(430.9)
Transaction costs		—	(0.2)	—	(1.0)
Impairments		—	(36.9)	(3.1)	(36.9)
Restructuring costs	3	(4.9)	(10.9)	(17.5)	(28.3)
Net gain on disposals and on the exit of businesses	3	0.6	3.4	0.1	4.6
Share of profit of associates		0.1	0.5	0.4	2.1

Operating profit		40.3	3.1	163.4	119.2

Interest expense	4	(58.3)	(95.5)	(200.5)	(264.0)
Investment income	5	17.0	16.5	50.9	49.5
Other finance expense	6	(66.2)	(22.3)	(73.1)	(11.7)
Net finance costs		(107.5)	(101.3)	(222.7)	(226.2)

Loss before tax		(67.2)	(98.2)	(59.3)	(107.0)
Income tax benefit/(expense)		64.0	0.7	102.2	(32.7)

(Loss)/profit for the period from continuing operations		(3.2)	(97.5)	42.9	(139.7)
Discontinued operations
Profit for the period from discontinued operations	7	16.6	34.4	180.6	87.8

Profit/(loss) for the period		13.4	(63.1)	223.5	(51.9)
Non-controlling interests		(6.6)	(4.2)	(17.5)	(17.2)

Profit/(loss) for the period attributable to equity shareholders		6.8	(67.3)	206.0	(69.1)

*	Re-presented (see notes 1 and 7)

PAGE | 9

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

	Q3 2012 $ million	Q3 2011 $ million	9M 2012 $ million	9M 2011 $ million
Profit/(loss) for the period	13.4	(63.1)	223.5	(51.9)

Other comprehensive income/(loss)
Foreign currency translation:
– Currency translation differences on foreign operations:
Subsidiaries	70.7	(164.2)	60.6	(9.6)
Associates	0.2	(0.4)	0.1	0.1
– (Loss)/gain on net investment hedges	(1.5)	8.9	(1.1)	(0.3)
– Reclassification to profit or loss of currency translation gain on foreign operations sold	—	—	(5.4)	—

	69.4	(155.7)	54.2	(9.8)
Available-for-sale investments:
– Unrealized loss recognized in the period	(0.1)	(0.3)	—	(0.3)

Post-employment benefits:
– Net actuarial (loss)/gain	(38.4)	4.3	(75.9)	17.5
– Effect of the asset ceiling	13.5	(5.1)	20.2	(23.0)

	(24.9)	(0.8)	(55.7)	(5.5)

Other comprehensive income/(loss) before tax	44.4	(156.8)	(1.5)	(15.6)
Income tax benefit/(expense)	7.4	(1.5)	18.7	(2.0)

Other comprehensive income/(loss)	51.8	(158.3)	17.2	(17.6)

Comprehensive income/(loss) for the period	65.2	(221.4)	240.7	(69.5)

Attributable to:
– Equity shareholders in Pinafore Holdings B.V.
Arising from continuing operations	42.4	(224.1)	41.3	(178.1)
Arising from discontinued operations	13.0	0.2	180.5	85.6
	55.4	(223.9)	221.8	(92.5)
– Non-controlling interests	9.8	2.5	18.9	23.0

	65.2	(221.4)	240.7	(69.5)

PAGE | 10

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(Unaudited)

	Note	Q3 2012 $ million	Q3 2011 $ million	9M 2012 $ million	9M 2011 $ million
Operating activities
Cash generated from operations	8	161.2	202.8	382.2	417.8
Income taxes paid		(18.4)	(23.2)	(64.2)	(80.3)
Income taxes received		—	0.1	4.0	1.2

Net cash inflow from operating activities		142.8	179.7	322.0	338.7

Investing activities
Purchase of property, plant and equipment		(30.3)	(22.4)	(74.4)	(78.3)
Purchase of computer software		(1.7)	(1.2)	(4.7)	(5.3)
Capitalization of development costs		—	(0.8)	(0.5)	(1.1)
Disposal of property, plant and equipment		2.6	1.9	5.5	17.4
Purchase of available-for-sale investments		—	—	(0.4)	—
Investments in associates		—	—	—	(0.4)
Sale of investments in associates		—	—	2.5	—
Purchase of interests in subsidiaries, net of cash acquired		(0.9)	—	(2.0)	(2.5)
Sale of businesses and subsidiaries, net of cash disposed		(5.3)	292.1	489.7	319.2
Interest received		0.5	—	1.6	1.2
Dividends received from associates		—	—	0.1	0.5

Net cash (outflow)/inflow from investing activities		(35.1)	269.6	417.4	250.7

Financing activities
Draw-down of bank and other loans		—	0.1	2.1	1.3
Repayment of bank and other loans		(601.1)	(268.9)	(785.6)	(337.1)
Premiums on redemption of borrowings		(62.6)	(3.4)	(62.6)	(3.8)
Receipts/(payments) on foreign currency derivatives		2.3	(3.1)	0.7	4.7
Capital element of finance lease rental payments		(0.2)	(0.1)	(0.3)	(0.5)
Interest element of finance lease rental payments		(0.2)	(0.1)	(0.3)	(0.2)
Decrease in collateralized cash		2.8	—	4.2	30.5
Purchase of non-controlling interest		—	—	—	(13.1)
Return of management investment		(0.2)	—	(1.1)	(0.7)
Interest paid		(37.0)	(26.4)	(120.3)	(134.2)
Financing costs paid		(5.8)	(0.7)	(5.8)	(35.5)
Investment by a minority shareholder in a subsidiary		—	1.5	—	1.5
Dividend paid to a minority shareholder in a subsidiary		(12.4)	(10.5)	(33.6)	(54.4)

Net cash outflow from financing activities		(714.4)	(311.6)	(1,002.6)	(541.5)

(Decrease)/increase in net cash and cash equivalents		(606.7)	137.7	(263.2)	47.9
Net cash and cash equivalents at the beginning of the period		815.4	365.6	474.5	452.2
Foreign currency translation		3.2	(0.6)	0.6	2.6

Net cash and cash equivalents at the end of the period		211.9	502.7	211.9	502.7

Analysis of net cash and cash equivalents:

	As at September 29, 2012 $ million	As at December 31, 2011 $ million
Cash and cash equivalents	239.3	480.0
Bank overdrafts	(27.4)	(5.5)

	211.9	474.5

PAGE | 11

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

		UNAUDITED	AUDITED
	Note	As at September 29, 2012 $ million	As at December 31, 2011 $ million
Non-current assets
Goodwill	9	1,331.5	1,585.4
Other intangible assets	10	1,484.0	1,931.2
Property, plant and equipment	11	697.7	902.9
Investments in associates		6.0	6.6
Trade and other receivables	12	24.7	20.1
Deferred tax assets		20.4	7.9
Post-employment benefit surpluses	17	2.1	6.7

		3,566.4	4,460.8

Current assets
Inventories		509.6	571.7
Trade and other receivables	12	669.1	728.4
Income tax recoverable		40.6	20.5
Available-for-sale investments		16.1	1.1
Cash and cash equivalents		239.3	480.0

		1,474.7	1,801.7

Assets held for sale	13	1,146.6	442.7

Total assets		6,187.7	6,705.2

Current liabilities
Bank overdrafts	14	(27.4)	(5.5)
Bank and other loans	14	(45.8)	(42.4)
Obligations under finance leases		(0.4)	(0.2)
Trade and other payables	15	(456.7)	(545.0)
Income tax liabilities		(128.6)	(85.5)
Provisions	18	(30.0)	(33.9)

		(688.9)	(712.5)

Non-current liabilities
Bank and other loans	14	(1,855.8)	(2,611.7)
Obligations under finance leases		(3.5)	(2.6)
Trade and other payables	15	(57.1)	(47.2)
Post-employment benefit obligations	17	(192.3)	(197.1)
Deferred tax liabilities		(555.7)	(650.9)
Provisions	18	(28.0)	(25.3)

		(2,692.4)	(3,534.8)

Liabilities directly associated with assets held for sale	13	(212.0)	(114.3)

Total liabilities		(3,593.3)	(4,361.6)

Net assets		2,594.4	2,343.6

Capital and reserves
Share capital		—	—
Share premium account		2,145.9	2,143.3
Other reserves		5.5	(47.5)
Accumulated surplus/(deficit)		188.7	(20.9)

Shareholders’ equity		2,340.1	2,074.9
Non-controlling interests		254.3	268.7

Total equity		2,594.4	2,343.6

PAGE | 12

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited)

Three months ended September 29, 2012

Q3 2012

	Share capital $ million	Shares to be issued $ million	Share premium account $ million	Other reserves $ million	Accumulated surplus $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
As at July 1, 2012	—	—	2,145.5	(60.6)	186.5	2,271.4	256.9	2,528.3

Profit for the period	—	—	—	—	6.7	6.7	6.6	13.3
Other comprehensive income/(loss)	—	—	—	66.1	(17.4)	48.7	3.2	51.9

Total comprehensive income/(loss)	—	—	—	66.1	(10.7)	55.4	9.8	65.2

Other changes in equity:
– Buy-back of shares from management	—	—	—	—	(0.2)	(0.2)	—	(0.2)
– Issue of ordinary ‘B’ shares	—	—	0.4	—	(0.4)	—	—	—
– Share-based incentives (including a tax benefit of $0.5 million)	—	—	—	—	13.5	13.5	—	13.5
– Dividends paid to minority shareholders	—	—	—	—	—	—	(12.4)	(12.4)

	—	—	0.4	—	12.9	13.3	(12.4)	0.9

As at September 29, 2012	—	—	2,145.9	5.5	188.7	2,340.1	254.3	2,594.4

Q3 2011

	Share capital $ million	Shares to be issued $ million	Share premium account $ million	Other reserves $ million	Accumulated deficit $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
As at July 3, 2011	—	16.9	2,124.7	154.4	(86.4)	2,209.6	275.1	2,484.7

(Loss)/profit for the period	—	—	—	—	(67.3)	(67.3)	4.2	(63.1)
Other comprehensive loss	—	—	—	(154.1)	(2.5)	(156.6)	(1.7)	(158.3)

Total comprehensive (loss)/income	—	—	—	(154.1)	(69.8)	(223.9)	2.5	(221.4)

Other changes in equity:
– Issue of ordinary ‘B’ shares	—	(16.9)	16.9	—	—	—	—	—
– Share-based incentives (including a tax benefit of $0.1 million)	—	—	—	—	25.3	25.3	0.1	25.4
– Shares issued by a subsidiary to minority shareholders	—	—	—	—	—	—	1.5	1.5
– Dividends paid to minority shareholders	—	—	—	—	—	—	(10.5)	(10.5)

	—	(16.9)	16.9	—	25.3	25.3	(8.9)	16.4

As at October 1, 2011	—	—	2,141.6	0.3	(130.9)	2,011.0	268.7	2,279.7

PAGE | 13

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited)

Nine months ended September 29, 2012

9M 2012

	Share capital $ million	Shares to be issued $ million	Share premium account $ million	Other reserves $ million	Accumulated deficit/ (surplus) $ million	Total shareholders’ equity $ million	Non- controlling interests $ million	Total equity $ million
As at December 31, 2011	—	—	2,143.3	(47.5)	(20.9)	2,074.9	268.7	2,343.6

Profit for the period	—	—	—	—	205.9	205.9	17.5	223.4
Other comprehensive income/(loss)	—	—	—	53.0	(37.1)	15.9	1.4	17.3

Total comprehensive income	—	—	—	53.0	168.8	221.8	18.9	240.7

Other changes in equity:
– Subscription for shares not yet issued	—	0.3	—	—	(0.3)	—	—	—
– Buy-back of shares from management	—	—	—	—	(1.1)	(1.1)	—	(1.1)
– Issue of ordinary ‘B’ shares	—	(0.3)	2.6	—	(2.3)	—	—	—
– Share-based incentives (including a tax benefit of $0.8 million)	—	—	—	—	44.5	44.5	0.3	44.8
– Dividends paid to minority shareholders	—	—	—	—	—	—	(33.6)	(33.6)

	—	—	2.6	—	40.8	43.4	(33.3)	10.1

As at September 29, 2012	—	—	2,145.9	5.5	188.7	2,340.1	254.3	2,594.4

9M 2011

	Share capital $ million	Shares to be issued $ million	Share premium account $ million	Other reserves $ million	Accumulated deficit $ million	Total shareholders’ equity $ million	Non-controlling interests $ million	Total equity $ million
As at December 31, 2010	—	17.6	2,124.7	16.2	(130.2)	2,028.3	311.5	2,339.8

(Loss)/profit for the period	—	—	—	—	(69.1)	(69.1)	17.2	(51.9)
Other comprehensive (loss)/income	—	—	—	(15.9)	(7.5)	(23.4)	5.8	(17.6)

Total comprehensive (loss)/income	—	—	—	(15.9)	(76.6)	(92.5)	23.0	(69.5)

Other changes in equity:
– Issue of ordinary ‘B’ shares	—	(16.9)	16.9	—	—	—	—	—
– Share-based incentives (including a tax benefit of $0.5 million)	—	—	—	—	75.9	75.9	0.2	76.1
– Purchase of non-controlling interest	—	—	—	—	—	—	(13.1)	(13.1)
– Return of management investment	—	(0.7)	—	—	—	(0.7)	—	(0.7)
– Shares issued by a subsidiary to minority shareholders	—	—	—	—	—	—	1.5	1.5
– Dividends paid to minority shareholders	—	—	—	—	—	—	(54.4)	(54.4)

	—	(17.6)	16.9	—	75.9	75.2	(65.8)	9.4

As at October 1, 2011	—	—	2,141.6	0.3	(130.9)	2,011.0	268.7	2,279.7

PAGE | 14

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	BASIS OF PREPARATION

The Company was incorporated on September 1, 2010 in and under the laws of The Netherlands. References herein to the ‘Group’ refer to the Company and its subsidiaries.

The condensed consolidated financial statements have been prepared on a going concern basis in accordance with IAS 34 ‘Interim Financial Reporting’ and were approved by the Board of Directors on November 5, 2012. These financial statements have not been subject to audit, but comparative numbers as at December 31, 2011 have been derived from the Group’s audited financial statements included in its Annual Report on Form 20-F, filed with the SEC on March 8, 2012.

The Group’s accounting policies are unchanged compared with the year ended December 31, 2011.

These condensed consolidated financial statements cover:

•	the 13-week period from July 1, 2012 to September 29, 2012 (‘Q3 2012’), with comparative information for the 13-week period from July 3, 2011 to October 1, 2011 (‘Q3 2011’); and

•	the 26-week period from January 1, 2012 to September 29, 2012 (‘9M 2012’), with comparative information for the 26-week period from January 1, 2011 to October 1, 2011 (‘9M 2011’).

Certain comparative numbers within net finance costs have been reclassified in these condensed consolidated financial statements. The net loss on financial liabilities held at amortized cost was previously included in other finance expense rather than in interest expense. In 9M 2011, $18.2 million, and in Q3 2011, $18.1 million, has therefore been reclassified from other finance expense to interest expense. Prior to this reclassification interest expense was $250.4 million in 9M 2011 and $78.9 million in Q3 2011 and other finance expense was $29.9 million in 9M 2011 and $40.4 million in Q3 2011. These reclassifications have had no impact on net finance costs or profit for the period.

Revisions to prior period tax estimates

During 9M 2012, as a consequence of the expected disposal of Dexter, the Group recognized a deferred tax liability of $74.1 million, of which $1.4 million was recognized during Q3 2012. The related deferred tax charge is included in the profit for the period from discontinued operations. Management also revised its estimate of the recoverability of a previously unrecognized tax asset of $113.4 million relating to historical capital losses, giving rise to a tax benefit in continuing operations, of which $21.1 million was recognized during Q3 2012.

2	SEGMENT INFORMATION

A)	BACKGROUND

The Group’s operating segments are identified by grouping together businesses that manufacture similar products, and, in the case of the Gates group of businesses, by grouping together businesses that operate in similar regions, as this is the basis on which information is provided to the Board for the purposes of allocating resources within the Group and assessing the performance of the Group’s businesses.

The Group comprises a global engineering and manufacturing business and is organized for management reporting purposes into two business groups, Gates and Building Products.

The Gates business group manufactures a wide range of systems and components for the industrial equipment, car and truck manufacturing markets, and industrial and automotive aftermarkets throughout the world. The Building Products business group is comprised of two operating segments: Air Distribution and Bathware. Air Distribution supplies the industrial and residential heating, ventilation and air conditioning market, mainly in North America. Bathware manufactures baths and whirlpools for the residential, and hotel and resort development markets, mainly in North America. During Q3 2012, the Group signed a share purchase agreement for the disposal of the businesses comprising the Air Distribution segment and this segment has accordingly been presented as a discontinued operation. Comparative information for Q3 2011 and 9M 2011 has been re-presented to reflect this change.

We report separately our exited businesses, which are those businesses that have been exited but do not meet the conditions to be classified as discontinued operations. During the periods presented, our Powertrain, Other I&A and Doors & Windows segments are accordingly included in continuing operations, but are classified as exited businesses.

The final two operating segments, Sensors & Valves and Dexter, are, together with Air Distribution, classified as discontinued operations (see note 7).

B)	MEASURE OF SEGMENT PROFIT OR LOSS

The Board uses adjusted earnings before net finance costs, income taxes, depreciation and amortization (‘adjusted EBITDA’) to measure the profitability of each segment. Adjusted EBITDA is, therefore, the measure of segment profit or loss presented in the Group’s segment disclosures.

‘EBITDA’ represents profit or loss for the period before net finance costs, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either year-on-year or with other businesses.

PAGE | 15

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2	SEGMENT INFORMATION (CONTINUED)

B)	MEASURE OF SEGMENT PROFIT OR LOSS (continued)

During the periods under review, the specific items excluded from EBITDA in arriving at adjusted EBITDA were as follows:

•	the compensation expense in relation to share-based incentives;

•	transaction costs incurred in business combinations;

•	impairments, comprising impairments of goodwill and material impairments of other assets;

•	restructuring costs; and

•	the net gain or loss on disposals and on the exit of businesses.

For the avoidance of any confusion, the non-GAAP measures ‘EBITDA’ and ‘adjusted EBITDA’ differ in certain respects to ‘consolidated EBITDA’ as defined in the financial covenants attaching to the Senior Secured Credit Facilities.

C)	SALES AND ADJUSTED EBITDA FOR Q3 2012 – CONTINUING OPERATIONS

	Sales		Adjusted EBITDA
	Q3 2012 $ million	Q3 2011* $ million	Q3 2012 $ million	Q3 2011* $ million
Continuing operations
Gates
– Gates North America	343.5	317.8	80.1	77.7
– Gates EMEA	169.2	189.6	18.1	23.1
– Gates APAC	168.2	177.4	31.1	33.4
– Gates South America	33.4	49.1	2.4	(2.3)

	714.3	733.9	131.7	131.9

Building Products
– Bathware	29.4	27.0	(6.2)	0.1

Corporate	—	—	(8.7)	(6.4)

Total ongoing segments	743.7	760.9	116.8	125.6

Exited businesses
– Powertrain	—	27.8	—	2.6
– Other I&A	—	39.1	(0.1)	3.3
– Doors & Windows	—	—	(0.7)	—

Total exited segments	—	66.9	(0.8)	5.9

Total continuing operations	743.7	827.8	116.0	131.5

By origin
US	307.0	316.5	40.3	45.6
Rest of North America	73.8	97.1	20.1	21.9
UK	19.7	24.5	(1.3)	2.9
Rest of Europe	135.9	156.3	19.2	21.2
Asia	153.7	162.1	33.4	32.9
Rest of the world	53.6	71.3	4.3	7.0

	743.7	827.8	116.0	131.5

By destination
US	309.4	329.3
Rest of North America	64.6	76.0
UK	15.3	16.4
Rest of Europe	139.5	163.1
Asia	153.5	164.8
Rest of the world	61.4	78.2

	743.7	827.8

*	Re-presented (see note 7)

PAGE | 16

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2	SEGMENT INFORMATION (CONTINUED)

D)	SALES AND ADJUSTED EBITDA FOR 9M 2012 – CONTINUING OPERATIONS

	Sales		Adjusted EBITDA
	9M 2012 $ million	9M 2011* $ million	9M 2012 $ million	9M 2011* $ million
Continuing operations
Gates
– Gates North America	1,051.3	984.4	248.7	240.5
– Gates EMEA	565.7	627.5	81.4	83.5
– Gates APAC	512.2	531.6	96.3	105.8
– Gates South America	114.6	125.2	8.8	2.3

	2,243.8	2,268.7	435.2	432.1

Building Products
– Bathware	87.8	81.6	(5.7)	(1.6)

Corporate	—	—	(25.6)	(26.1)

Total ongoing segments	2,331.6	2,350.3	403.9	404.4

Exited segments
– Powertrain	—	201.9	—	28.0
– Other I&A	—	155.5	(0.2)	18.1
– Doors & Windows	—	—	(0.8)	(0.3)

Total exited segments	—	357.4	(1.0)	45.8

Total continuing operations	2,331.6	2,707.7	402.9	450.2

By origin
US	934.9	995.2	147.3	156.6
Rest of North America	226.9	415.0	60.9	93.0
UK	65.0	79.0	1.4	8.5
Rest of Europe	458.6	526.9	77.4	66.6
Asia	467.9	490.6	99.1	105.4
Rest of the world	178.3	201.0	16.8	20.1

	2,331.6	2,707.7	402.9	450.2

By destination
US	942.6	1,121.7
Rest of North America	199.1	259.3
UK	50.4	56.1
Rest of Europe	469.6	548.1
Asia	466.9	499.3
Rest of the world	203.0	223.2

	2,331.6	2,707.7

*	Re-presented (see note 7)

Inter-segment sales were not significant in any of the periods presented.

PAGE | 17

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2	SEGMENT INFORMATION (CONTINUED)

Reconciliation of (loss)/profit for the period from continuing operations to adjusted EBITDA:

	Q3 2012 $ million	Q3 2011* $ million	9M 2012 $ million	9M 2011* $ million
(Loss)/profit for the period from continuing operations	(3.2)	(97.5)	42.9	(139.7)
Income tax (benefit)/expense	(64.0)	(0.7)	(102.2)	32.7

Loss before tax	(67.2)	(98.2)	(59.3)	(107.0)
Net finance costs	107.5	101.3	222.7	226.2

Operating profit	40.3	3.1	163.4	119.2
Amortization	30.8	31.3	93.5	79.3
Depreciation	29.3	30.3	87.4	123.8

EBITDA	100.4	64.7	344.3	322.3
Share-based incentives	11.3	22.2	38.1	66.3
Transaction costs	—	0.2	—	1.0
Impairments	—	36.9	3.1	36.9
Restructuring costs (see note 3)	4.9	10.9	17.5	28.3
Net gain on disposals and on the exit of businesses (see note 3)	(0.6)	(3.4)	(0.1)	(4.6)

Adjusted EBITDA	116.0	131.5	402.9	450.2

*	Re-presented (see note 7)

3	RESTRUCTURING INITIATIVES

Restructuring costs for the total Group in 9M 2012 were $18.2 million (9M 2011: $29.2 million), and in both years related principally to our Sierra initiative that focuses on continuous identification and implementation of cost reduction opportunities and efficiency improvements across the Gates businesses. Also during 9M 2012, costs of $4.9 million were incurred in relation to the closure of the Charleston plant within Gates North America, of which $2.8 million was incurred during Q3 2012.

Restructuring costs in 9M 2011 also included the release of a provision for restructuring costs of $10.6 million due to the reversal of the decision to close a division in the Powertrain operating segment, following the recovery in the demand for its products.

	Q3 2012		Q3 2011*		9M 2012		9M 2011*
	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million	Restructuring costs $ million	Disposals and exit of businesses $ million
Continuing operations
Gates
– Gates North America	(4.0)	—	(5.1)	0.1	(11.1)	—	(16.1)	1.1
– Gates EMEA	0.5	—	(2.8)	0.5	(2.2)	—	(8.6)	0.5
– Gates APAC	(1.1)	—	(2.5)	—	(3.6)	—	(7.4)	—
– Gates South America	(0.4)	—	(1.2)	—	(1.1)	—	(2.7)	—

	(5.0)	—	(11.6)	0.6	(18.0)	—	(34.8)	1.6

Building Products
– Bathware	0.1	—	0.8	—	(0.5)	—	—	—

Corporate	—	0.6	0.1	4.7	—	0.1	(3.3)	5.1

Total ongoing segments	(4.9)	0.6	(10.7)	5.3	(18.5)	0.1	(38.1)	6.7

Exited businesses
– Powertrain	—	—	(0.2)	(1.1)	1.0	—	9.8	(1.1)
– Other I&A	—	—	—	(0.6)	—	—	—	(0.6)
– Doors & Windows	—	—	—	(0.2)	—	—	—	(0.4)

Total exited segments	—	—	(0.2)	(1.9)	1.0	—	9.8	(2.1)

Continuing operations	(4.9)	0.6	(10.9)	3.4	(17.5)	0.1	(28.3)	4.6

Discontinued operations
– Sensors & Valves	—	—	—	—	—	162.9	—	—
– Dexter	—	—	—	0.1	(0.1)	—	(0.2)	0.1
– Air Distribution	(0.3)	0.5	(0.1)	—	(0.6)	1.0	(0.7)	—

	(0.3)	0.5	(0.1)	0.1	(0.7)	163.9	(0.9)	0.1

Total operations	(5.2)	1.1	(11.0)	3.5	(18.2)	164.0	(29.2)	4.7

*	Re-presented (see note 7)

PAGE | 18

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4	INTEREST EXPENSE

	Q3 2012 $ million	Q3 2011* $ million	9M 2012 $ million	9M 2011* $ million
Borrowings:
– Interest on bank and other loans:
Bank overdrafts	—	0.7	—	0.7
Term loans	26.5	29.6	80.1	97.0
Other bank loans	0.6	0.5	2.4	1.8
Second Lien Notes	15.2	27.1	65.2	84.6
2011 Notes	—	1.2	—	4.6
2015 Notes	0.4	1.4	1.0	2.2

	42.7	60.5	148.7	190.9
Interest element of finance lease rentals	0.2	0.1	0.3	0.2
Net loss on financial liabilities held at amortized cost	0.9	18.1	6.2	18.2
Other interest payable	0.7	2.5	4.9	10.7

	44.5	81.2	160.1	220.0
Post-employment benefits:
– Interest cost on benefit obligation	15.0	16.0	44.8	48.6

	59.5	97.2	204.9	268.6

Continuing operations	58.3	95.5	200.5	264.0
Discontinued operations	1.2	1.7	4.4	4.6

	59.5	97.2	204.9	268.6

*	Re-presented (see notes 1 and 7)

During 9M 2012, the Group changed its estimates of the future cash flows relating to certain of its borrowings that are held at amortized cost. The changes were driven primarily by the impacts of the various debt reductions made during the current period and expected to be made in future periods. As a result of these changes and certain other adjustments relating the Group’s borrowings, the amortized cost of the affected borrowings increased by $6.2 million and a corresponding loss was recognized in interest expense.

5	INVESTMENT INCOME

	Q3 2012 $ million	Q3 2011* $ million	9M 2012 $ million	9M 2011* $ million
Interest on bank deposits	0.6	1.1	1.7	2.6
Other interest receivable	—	0.4	0.2	1.1

	0.6	1.5	1.9	3.7
Post-employment benefits:
– Expected return on plan assets	18.2	16.7	54.4	50.6

	18.8	18.2	56.3	54.3

Continuing operations	17.0	16.5	50.9	49.5
Discontinued operations	1.8	1.7	5.4	4.8

	18.8	18.2	56.3	54.3

*	Re-presented (see note 7)

6	OTHER FINANCE EXPENSE

	Q3 2012 $ million	Q3 2011* $ million	9M 2012 $ million	9M 2011* $ million
Loss on embedded derivatives	(6.2)	(15.4)	(11.3)	(12.6)
Currency translation gain/(loss) on hedging instruments	3.9	(3.5)	2.1	4.3
Costs incurred on the prepayment of borrowings	(63.9)	(3.4)	(63.9)	(3.4)

	(66.2)	(22.3)	(73.1)	(11.7)

*	Re-presented (see note 1)

Other finance expense is wholly attributable to continuing operations.

PAGE | 19

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7	DISCONTINUED OPERATIONS

A)	BACKGROUND

During Q3 2012, the Group signed a stock purchase agreement with the Canadian Pension Plan Investment Board, a related party, for the disposal of the Group’s Air Distribution segment for a cash consideration of approximately $1.1 billion. The sale is expected to close during the fourth quarter of 2012. The Air Distribution segment supplies a wide range of air distribution products and systems, including grilles, registers and diffusers, dampers and fans, for the non-residential construction and residential construction end markets, mainly in North America, but with an increasing presence in India, Thailand, China, Europe and the Middle East. The Group sells its products through a range of distribution channels, principally to suppliers to the construction industry, building contractors, original equipment manufacturers and retailers for both the new build and refurbishment sectors.

During the second quarter of 2012, management began actively seeking prospective buyers for its Dexter Axle business, which comprises the Dexter operating segment. Dexter is a leading manufacturer of axle components for the utility, industrial trailer and recreational vehicle end market segments primarily in the US. The business sells its products directly to original equipment manufacturers and through national distributors. On November 1, 2012, the Group concluded the sale of the businesses comprising the Dexter segment to an affiliate of The Sterling Group, a Houston-based private equity firm, for a cash consideration of approximately $360 million.

Comparative information for Q3 2011 and 9M 2011 has been re-presented to reflect the classification of the Air Distribution and Dexter operating segments as discontinued operations.

During Q2 2011, management began to seek buyers for its Schrader Electronics and Schrader International businesses, which together constituted the Sensors & Valves operating segment. Schrader Electronics, which is based in Northern Ireland, is a designer and manufacturer of Tire Pressure Monitoring Systems and sells primarily into automotive OE markets in the US. Schrader International manufactures a range of automotive products including gauges and valves, which are sold mainly in the US and Europe.

The Group concluded the disposal of the Schrader businesses on April 27, 2012. The Group’s 50% interest in one of its associates, Schrader Duncan Limited, was not included in this disposal transaction but on April 12, 2012, the Group sold this investment to Oriental Carbon and Chemicals Limited for a net cash consideration of $2.5 million.

B)	RESULTS AND CASH FLOWS

The profit for the period from discontinued operations may be analyzed as follows:

	Q3 2012 $ million	Q3 2011* $ million	9M 2012 $ million	9M 2011* $ million
Profit for the period
Sales	311.6	420.7	1,070.4	1,241.4
Cost of sales	(210.4)	(299.8)	(743.4)	(896.3)

Gross profit	101.2	120.9	327.0	345.1
Distribution costs	(33.5)	(40.1)	(109.9)	(123.6)
Administrative expenses	(24.1)	(37.2)	(94.3)	(120.6)
Impairments	(1.8)	(0.7)	(3.4)	(0.7)
Restructuring costs	(0.3)	(0.1)	(0.7)	(0.9)
Net gain on disposals and exit of businesses	0.5	0.1	1.0	0.1
Share of profit/(loss) of associates	0.1	(0.2)	(0.1)	(0.7)

Operating profit	42.1	42.7	119.6	98.7
Interest expense	(1.2)	(1.7)	(4.4)	(4.6)
Interest income	1.8	1.7	5.4	4.8

Profit before tax	42.7	42.7	120.6	98.9
Income tax expense	(25.6)	(8.3)	(115.0)	(11.1)

Profit for the period	17.1	34.4	5.6	87.8

(Loss)/profit on disposal of discontinued operations
Profit before tax	—	—	162.9	—
Income tax (expense)/benefit	(0.5)	—	12.1	—

(Loss)/profit after tax	(0.5)	—	175.0	—

Profit for the period from discontinued operations	16.6	34.4	180.6	87.8

*	Re-presented

PAGE | 20

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7	DISCONTINUED OPERATIONS (CONTINUED)

B)	RESULTS AND CASH FLOWS (continued)

Cash flows arising from discontinued operations during the period were as follows:

	Q3 2012 $ million	Q3 2011* $ million	9M 2012 $ million	9M 2011* $ million
Cash inflow from operating activities	48.8	72.3	103.0	146.7
Cash outflow from investing activities	(6.3)	(6.4)	(20.6)	(15.4)
Cash (outflow)/inflow from financing activities	(0.3)	0.1	(1.7)	0.9

Net increase in net cash and cash equivalents	42.2	66.0	80.7	132.2

*	Re-presented

C)	SALES AND ADJUSTED EBITDA

The sales and adjusted EBITDA of discontinued operations may be analyzed as follows:

	Sales				Adjusted EBITDA
	Q3 2012 $ million	Q3 2011 $ million	9M 2012 $ million	9M 2011 $ million	Q3 2012 $ million	Q3 2011 $ million	9M 2012 $ million	9M 2011 $ million
By operating segment
– Sensors & Valves	—	110.9	147.9	348.2	—	19.4	21.8	62.6
– Dexter	73.6	68.9	247.4	221.0	10.8	9.1	41.8	32.7
– Air Distribution	238.0	240.9	675.1	672.2	38.2	33.2	97.3	77.7

	311.6	420.7	1,070.4	1,241.4	49.0	61.7	160.9	173.0

By origin
US	283.9	300.8	878.1	885.5	44.3	38.0	131.4	111.9
Rest of North America	12.3	13.1	28.5	28.3	3.4	3.9	7.0	7.2
UK	8.5	73.9	113.0	227.1	0.9	12.8	17.0	36.7
Rest of Europe	—	16.4	24.0	54.3	—	4.4	3.8	10.5
Asia	6.9	6.7	17.1	18.8	0.4	1.9	2.1	4.7
Rest of the world	—	9.8	9.7	27.4	—	0.7	(0.4)	2.0

	311.6	420.7	1,070.4	1,241.4	49.0	61.7	160.9	173.0

By destination
US	272.4	324.4	894.2	964.8
Rest of North America	20.9	35.4	75.3	95.1
UK	6.6	8.0	20.5	22.4
Rest of Europe	1.2	23.4	34.0	76.1
Asia	8.1	14.8	28.2	41.1
Rest of the world	2.4	14.7	18.2	41.9

	311.6	420.7	1,070.4	1,241.4

*	Re-presented

D)	RECONCILIATION TO ADJUSTED EBITDA

Reconciliation of profit for the period from discontinued operations to adjusted EBITDA:

	Q3 2012 $ million	Q3 2011* $ million	9M 2012 $ million	9M 2011* $ million
Profit for the period from discontinued operations	16.6	34.4	180.6	87.8
Loss/(profit) on disposal	0.5	—	(175.0)	—

Profit for the period	17.1	34.4	5.6	87.8
Income tax benefit	25.6	8.3	115.0	11.1

Profit before tax	42.7	42.7	120.6	98.9
Net finance expense	(0.6)	—	(1.0)	(0.2)

Operating profit	42.1	42.7	119.6	98.7
Amortization	1.1	5.7	11.8	22.8
Depreciation	2.5	9.4	20.5	40.7

EBITDA	45.7	57.8	151.9	162.2
Share-based incentives	1.7	3.2	5.9	9.3
Impairments	1.8	0.7	3.4	0.7
Restructuring costs	0.3	0.1	0.7	0.9
Net gain on disposals and on the exit of businesses	(0.5)	(0.1)	(1.0)	(0.1)

Adjusted EBITDA	49.0	61.7	160.9	173.0

*	Re-presented

PAGE | 21

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8	CASH FLOW

	Q3 2012 $ million	Q3 2011* $ million	9M 2012 $ million	9M 2011* $ million
Profit/(loss) for the period	13.4	(63.1)	223.5	(51.9)
Interest expense	59.5	97.2	204.9	268.6
Investment income	(18.8)	(18.2)	(56.3)	(54.3)
Other finance expense	66.2	22.3	73.1	11.7
Income tax (benefit)/expense	(37.9)	7.6	0.7	43.8

Operating profit from continuing and discontinued operations	82.4	45.8	445.9	217.9
Share of profit of associates	(0.2)	(0.3)	(0.3)	(1.4)
Amortization of intangible assets	31.9	37.0	105.3	120.0
Depreciation of property, plant and equipment	31.8	39.7	107.9	146.6
Impairments:
– Goodwill	—	36.9	—	36.9
– Investment in associate	1.6	0.7	2.6	0.7
– Property, plant and equipment	0.2	—	3.5	—
– Trade and other receivables	—	—	0.4	—
Gain on disposal of businesses:
– Continuing operations	(0.5)	(5.6)	(0.1)	(5.7)
– Discontinued operations	—	—	(162.9)	—
(Gain)/loss on sale of property, plant and equipment	(0.4)	0.1	(0.6)	0.5
Share-based incentives	13.0	25.4	44.0	75.6
Decrease in post-employment benefit obligations	(12.6)	(21.3)	(34.3)	(60.7)
Increase/(decrease) in provisions	9.2	(5.1)	5.4	(23.6)

	156.4	153.3	516.8	506.8
Movements in working capital:
– Increase in inventories	(6.7)	(22.8)	(55.7)	(41.4)
– Decrease/(increase) in receivables	24.6	41.5	(114.5)	(102.5)
– (Decrease)/increase in payables	(13.1)	30.8	35.6	54.9

Cash generated from operations	161.2	202.8	382.2	417.8

*	Re-presented (see note 1)

9	GOODWILL

$ million
Carrying amount
As at December 31, 2011	1,585.4
Purchase accounting adjustment	(13.6)
Transfers to assets held for sale	(268.2)
Foreign currency translation	27.9

As at September 29, 2012	1,331.5

10	OTHER INTANGIBLES

	Brands and trade names $ million	Customer relationships $ million	Technology and know-how $ million	Computer software $ million	Total $ million
Carrying amount
As at December 31, 2011	323.9	1,370.2	219.4	17.7	1,931.2
Purchase accounting adjustment	—	14.2	—	—	14.2
Additions	—	—	—	4.0	4.0
Amortization charge for the period	—	(71.3)	(28.6)	(5.4)	(105.3)
Transfers to assets held for sale	(116.0)	(242.6)	(3.0)	(5.6)	(367.2)
Foreign currency translation	0.1	6.9	0.1	—	7.1

As at September 29, 2012	208.0	1,077.4	187.9	10.7	1,484.0

PAGE | 22

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11	PROPERTY, PLANT AND EQUIPMENT

$ million
Carrying amount
As at December 31, 2011	902.9
Additions	63.9
Depreciation charge for the period	(107.9)
Transfers to assets held for sale	(166.7)
Impairments	(3.3)
Disposals	(0.3)
Foreign currency translation	9.1

As at September 29, 2012	697.7

12	TRADE AND OTHER RECEIVABLES

	As at September 29, 2012 $ million	As at December 31, 2011 $ million
Current assets
Financial assets:
– Trade receivables	585.1	635.5
– Derivative financial instruments (see note 16)	–	0.4
– Collateralized cash	14.1	17.7
– Other receivables	38.2	40.2

	637.4	693.8

Non-financial assets:
– Prepayments	31.7	34.6

	669.1	728.4

Non-current assets
Financial assets:
– Derivative financial instruments (see note 16)	0.1	0.2
– Other receivables	8.2	10.9

	8.3	11.1

Non-financial assets:
– Prepayments	16.4	9.0

	24.7	20.1

13	ASSETS HELD FOR SALE

During Q3 2012, the Group signed a share purchase agreement with the Canadian Pension Plan Investment Board, a related party, for the disposal of its Air Distribution segment for a cash consideration of approximately $1.1 billion. The sale is expected to close during the fourth quarter of 2012.

During the second quarter of 2012, management actively began to seek prospective buyers for its Dexter Axle business, which comprises the Dexter operating segment. On November 1, 2012, the Group concluded the sale of Dexter to an affiliate of The Sterling Group, a Houston-based private equity firm, for a cash consideration of approximately $360 million.

During 2011, management began to seek buyers for its Schrader Electronics and Schrader International businesses, which together constituted the Sensors & Valves operating segment.

As discussed in note 7, the Group sold Schrader businesses on April 27, 2012. The Group’s 50% interest in one of its associates, Schrader Duncan Limited, was not included in this disposal transaction but on April 12, 2012, the Group sold this investment to Oriental Carbon and Chemicals Limited for a net cash consideration of $2.5 million.

Further information on each of these businesses is set out in note 7.

Assets held for sale also include vacant properties no longer required by the Group for its manufacturing operations.

PAGE | 23

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13	ASSETS HELD FOR SALE (CONTINUED)

Assets classified as held for sale and directly associated liabilities were as follows:

	As at September 29, 2012 $ million	As at December 31, 2011 $ million
Assets held for sale
Goodwill	268.2	84.8
Other intangible assets	367.5	109.8
Property, plant and equipment	170.2	117.6
Investments in associates	—	3.7
Inventories	120.2	61.1
Trade and other receivables	158.2	65.7
Income tax recoverable	0.9	—
Deferred tax assets	61.4	—

	1,146.6	442.7

Liabilities directly associated with assets held for sale
Trade and other payables	(125.1)	(68.4)
Provisions	(10.4)	(6.8)
Post-employment benefit obligations	(14.1)	(2.3)
Income tax liabilities	(1.5)	—
Deferred tax liabilities	(60.9)	(36.8)

	(212.0)	(114.3)

	934.6	328.4

14	BORROWINGS

	As at September 29, 2012			As at December 31, 2011
	Current liabilities $ million	Non-current liabilities $ million	Total $ million	Current liabilities $ million	Non-current liabilities $ million	Total $ million
Carrying amount
Bank overdrafts	27.4	—	27.4	5.5	—	5.5
Bank and other loans:
– Secured	34.0	1,833.8	1,867.8	25.3	2,590.8	2,616.1
– Unsecured	11.8	22.0	33.8	17.1	20.9	38.0

	45.8	1,855.8	1,901.6	42.4	2,611.7	2,654.1

	73.2	1,855.8	1,929.0	47.9	2,611.7	2,659.6

The Group’s secured borrowings are jointly and severally, irrevocably and fully and unconditionally guaranteed by certain of the Company’s direct and indirect subsidiaries and secured by liens on substantially all of their assets. An analysis of the security given is presented in note 22.

The carrying amount of borrowings includes the following items, each of which are being amortized to profit or loss over the term of the related borrowings using the effective interest method:

•	costs incurred on the arrangement and subsequent re-pricing of the Term Loan A and Term Loan B credit facilities and on the issuance of the Second Lien Notes; and

•

the fair value on inception of the interest rate floor (an embedded derivative) that applies to amounts drawn down under the Term Loan A and Term Loan B credit facilities and the change in the fair value of the interest rate floor that resulted from the subsequent re-pricing of the facilities.

The carrying amount of borrowings may be reconciled to the principal amount outstanding as follows:

	As at September 29, 2012 $ million	As at December 31, 2011 $ million
Carrying amount	1,929.0	2,659.6
Issue costs and interest rate floor adjustment	151.0	184.6
Accrued interest payable	(20.3)	(24.3)

Principal amount	2,059.7	2,819.9

PAGE | 24

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14	BORROWINGS (CONTINUED)

The principal amount of borrowings may be analyzed as follows:

	As at September 29, 2012			As at December 31, 2011
	Current liabilities $ million	Non-current liabilities $ million	Total $ million	Current liabilities $ million	Non-current liabilities $ million	Total $ million
Principal amount
Bank overdrafts	27.4	—	27.4	5.5	—	5.5
Bank and other loans:
– Secured
Term Loan A	15.9	100.7	116.6	26.5	211.6	238.1
Term Loan B	33.0	1,404.0	1,437.0	15.2	1,488.5	1,503.7
Second Lien Notes	—	445.0	445.0	—	1,035.0	1,035.0

	48.9	1,949.7	1,998.6	41.7	2,735.1	2,776.8
– Unsecured
2015 Notes	—	21.4	21.4	—	20.4	20.4
Other loan notes	11.7	—	11.7	15.5	—	15.5
Other bank loans	—	0.6	0.6	1.2	0.5	1.7

	11.7	22.0	33.7	16.7	20.9	37.6

	88.0	1,971.7	2,059.7	63.9	2,756.0	2,819.9

Bank loans

Senior Secured Credit Facilities

The Group has Senior Secured Credit Facilities consisting of a Term Loan A credit facility, a Term Loan B credit facility and a senior secured revolving credit facility. The Term Loan A credit facility and the revolving credit facility mature on September 29, 2015 and the Term Loan B credit facility matures on September 29, 2016.

Term Loan A is subject to quarterly amortization payments of 2.5% and Term Loan B is subject to quarterly amortization payments of 0.25%, in each case based on the original principal amount less certain prepayments with the balance payable on maturity. During 9M 2012, the Group made quarterly amortization payments of $13.7 million against Term Loan A and $11.1 million against Term Loan B.

On April 16, 2012, the Group made an optional prepayment at par under Term Loan A of $85.0 million, plus accrued interest thereon.

As a consequence of the disposal of the Schrader businesses in April 2012, the Group was required to make an offer to prepay a portion of the term loans to the extent of the net cash proceeds received from the sale, after certain adjustments as determined under the credit agreement. As a result, on May 11, 2012, the Group prepaid $22.5 million against Term Loan A and $54.1 million against Term Loan B.

On August 17, 2012, a further offer to the lenders was made, for which acceptances to the value of $0.3 million and $1.5 million were received and paid in respect of Term Loan A and Term Loan B respectively.

As at September 29, 2012, the principal amount outstanding under Term Loan A was $116.6 million and that under Term Loan B was $1,437.0 million.

The revolving credit facility provides for multi-currency revolving loans and letters of credit up to an aggregate principal amount of $300.0 million, with a letter of credit sub-facility of $100.0 million. As at September 29, 2012, there were no drawings for cash under the revolving credit facility but there were letters of credit outstanding amounting to $57.2 million.

Borrowings under the Senior Secured Credit Facilities bear interest at a floating rate, which can be either LIBOR plus an applicable margin or, at the Group’s option, a base rate as defined in the credit agreement plus an applicable margin. LIBOR and the base rate are both subject to floors. On inception of the facilities, the applicable margin for Term Loan B was 4.5% per annum for LIBOR and 3.5% per annum for base rate. The applicable margin for Term Loan A was between 3.75% and 4.25% per annum for LIBOR and 2.75% and 3.25% per annum for base rate depending on a total leverage to EBITDA ratio. LIBOR was subject to a 1.75% floor and base rate was subject to a 2.75% floor. Effective February 17, 2011, the Group agreed with the providers of the Senior Secured Credit Facilities a re-pricing of Term Loan A and Term Loan B and amendments to certain of the covenants attaching to the facilities. For both Term Loan A and Term Loan B the applicable margin for LIBOR was reduced to 3.0% per annum, with LIBOR being subject to a 1.25% floor, and the applicable margin for base rate was reduced to 2.0% per annum, with base rate being subject to a 2.25% floor. As at September 29, 2012, borrowings under both Term Loan A and Term Loan B attracted an interest rate of 4.25% per annum (in both cases, to be next re-set on December 31, 2012).

Each letter of credit issued under the revolving credit facility attracts a participation fee equal to the applicable LIBOR margin under the revolving credit facility to the maximum amount available to be drawn and a fronting fee of the greater of 0.25% of the maximum amount available to be drawn and $1,500 per annum. An unused line fee of 0.75% per annum is based on the unused portion of the revolving credit facility (which may decrease to 0.5% per annum based on a total leverage to EBITDA ratio).

PAGE | 25

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14	BORROWINGS (CONTINUED)

Other borrowings

Second Lien Notes

As at September 29, 2012, the Group had outstanding $445.0 million 9% Senior Secured Second Lien Notes (the ‘Second Lien Notes’), which mature on October 1, 2018.

At any time, or from time to time, prior to October 1, 2013, but not more than once in any twelve-month period, the Group may redeem up to 10% of the original aggregate principal amount of the Second Lien Notes at a redemption price of 103% of the principal amount thereof plus accrued and unpaid interest thereon up to but not including the redemption date.

On July 24, 2012, the Group gave notice to the holders of the Second Lien Notes of its intention to exercise this call option in full. The resulting prepayment of an aggregate principal amount of $115.0 million, plus the required 3% premium and interest accrued up to the redemption date, was made on September 4, 2012.

At any time prior to October 1, 2014, the Group may redeem the Second Lien Notes at its option, in whole at any time or in part from time to time, at 100% of the principal amount thereof plus the greater of (i) 1% of the principal amount and (ii) the excess of the present value at the redemption date of the redemption price as at October 1, 2014 and the required interest payments due from the redemption date to October 1, 2014 (discounted using an appropriate US Treasury Rate plus 50 basis points) over the principal amount, plus accrued and unpaid interest to the redemption date.

Notwithstanding the foregoing, at any time and from time to time prior to October 1, 2013, the Group may redeem in the aggregate up to 35% of the original aggregate principal amount of the Second Lien Notes (calculated after giving effect to any issuance of additional Second Lien Notes) with the net cash proceeds of equity offerings by Pinafore Coöperatief U.A. or certain of its subsidiaries at a redemption price of 109% of the principal amount thereof plus accrued and unpaid interest thereon up to but not including the redemption date, provided that at least 65% of the original aggregate principal amount of the Second Lien Notes remain outstanding after each such redemption (calculated after giving effect to any issuance of additional Second Lien Notes) and the Group satisfies certain other conditions.

On and after October 1, 2014, the Group may redeem the Second Lien Notes, at its option, in whole at any time or in part from time to time, at the following redemption prices (expressed as percentage of the principal amount), plus accrued and unpaid interest to the redemption date:

Redemption price
During the year commencing:
– October 1, 2014	104.50%
– October 1, 2015	102.25%
– October 1, 2016 and thereafter	100.00%

In the event of a change of control over the Company, each holder will have the right to require the Group to repurchase all or any part of such holder’s Second Lien Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase, except to the extent that the Group has previously elected to redeem the Second Lien Notes.

On June 21, 2012, the Group initiated a tender offer to purchase for cash up to $475 million of the principal amount outstanding of the Second Lien Notes. In conjunction with the tender offer, consent was sought from the holders for certain amendments to the Indenture governing the notes, primarily to increase the Group’s capacity to make distribution payments. The offer was fully subscribed and, on July 20, 2012, the Group paid $547.1 million, which included an aggregate premium of $59.2 million and accrued interest of $12.9 million.

2011 Notes and 2015 Notes

When it was acquired by the Group, Tomkins Limited had in issue 8% notes repayable at par on December 20, 2011 (the ‘2011 Notes’) and 6.125% notes repayable at par on September 16, 2015 (the ‘2015 Notes’).

On December 20, 2011, the Group repaid in full the remaining 2011 Notes plus accrued interest. As at September 29, 2012, the principal amount outstanding of the 2015 Notes was £13.2 million ($21.4 million).

Other loan notes

Other loan notes principally comprise the loan notes that certain shareholders in Tomkins Limited elected to receive as an alternative to cash in respect of all or part of the consideration payable to them by the Group on the acquisition of Tomkins Limited (the ‘Loan Note Alternative’).

On July 2, 2012, loan notes with a principal amount of £1.5 million were repaid at the request of certain of the note holders. As at September 29, 2012, loan notes with a principal amount of £7.2 million ($11.7 million) were outstanding under the Loan Note Alternative. The loan notes accrue interest at the higher of 0.8% below LIBOR and 0%.

The loan notes fall due for repayment, at par, on December 31, 2015. From June 30, 2011 until December 31, 2015, each holder has the right to require full or part repayment, at par, half-yearly on June 30 and December 31 and for this reason these loan notes are classified as current liabilities. The Group may purchase some or all of the loan notes at any time and at any price by tender, private treaty or otherwise.

Although the loan notes are unsecured, the Group is required to retain in an escrow account cash equivalent to the nominal amount of the outstanding loan notes.

PAGE | 26

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15	TRADE AND OTHER PAYABLES

	As at September 29, 2012 $ million	As at December 31, 2011 $ million
Current liabilities
Financial liabilities:
– Trade payables	287.4	330.6
– Other taxes and social security	18.9	25.3
– Derivative financial instruments (see note 16)	—	2.2
– Other payables	27.6	37.3

	333.9	395.4

Non-financial liabilities:
– Accruals and deferred income	122.8	149.6

	456.7	545.0

Non-current liabilities
Financial liabilities:
– Derivative financial instruments (see note 16)	47.5	36.2
– Other payables	9.6	10.6

	57.1	46.8

Non-financial liabilities:
– Accruals and deferred income	—	0.4

	57.1	47.2

16	DERIVATIVE FINANCIAL INSTRUMENTS

The carrying amount of derivative financial instruments held by the Group was as follows:

	As at September 29, 2012			As at December 31, 2011
	Assets $ million	Liabilities $ million	Total $ million	Assets $ million	Liabilities $ million	Total $ million
Hedging activities
Translational hedges:
– Currency swaps	0.1	—	0.1	0.2	—	0.2

Transactional hedges:
– Currency forwards	1.0	(0.1)	0.9	0.4	(2.2)	(1.8)

	1.1	(0.1)	1.0	0.6	(2.2)	(1.6)

Other items
Embedded derivatives	—	(47.5)	(47.5)	—	(36.2)	(36.2)

	1.1	(47.6)	(46.5)	0.6	(38.4)	(37.8)

Classified as:
– Current	1.0	(0.1)	0.9	0.4	(2.2)	(1.8)
– Non-current	0.1	(47.5)	(47.4)	0.2	(36.2)	(36.0)

	1.1	(47.6)	(46.5)	0.6	(38.4)	(37.8)

As at September 29, 2012, certain derivative financial instruments included above were included in the following line items within assets held for sale (see note 13):

	As at September 29, 2012 $ million	As at December 31, 2011 $ million
Assets held for sale:
– Trade and other receivables	1.0	—
Liabilities directly associated with assets held for sale:
– Trade and other payables	(0.1)	—

	0.9	—

PAGE | 27

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17	POST-EMPLOYMENT BENEFIT OBLIGATIONS

The net liability recognized in respect of post-employment benefits was as follows:

	As at September 29, 2012			As at December 31, 2011
	Pensions $ million	Other post- employment benefits $ million	Total $ million	Pensions $ million	Other post- employment benefits $ million	Total $ million
Present value of the benefit obligation	(1,245.5)	(129.9)	(1,375.4)	(1,136.4)	(126.4)	(1,262.8)
Fair value of plan assets	1,218.4	—	1,218.4	1,134.7	—	1,134.7

	(27.1)	(129.9)	(157.0)	(1.7)	(126.4)	(128.1)
Effect of the asset ceiling	(47.3)	—	(47.3)	(64.6)	—	(64.6)

Net liability	(74.4)	(129.9)	(204.3)	(66.3)	(126.4)	(192.7)

The net liability is presented in the Group’s balance sheet as follows:

	As at September 29, 2012			As at December 31, 2011
	Pensions $ million	Other post- employment benefits $ million	Total $ million	Pensions $ million	Other post- employment benefits $ million	Total $ million
Surpluses	2.1	—	2.1	6.7	—	6.7
Deficits	(70.5)	(121.8)	(192.3)	(70.7)	(126.4)	(197.1)

	(68.4)	(121.8)	(190.2)	(64.0)	(126.4)	(190.4)
Liabilities directly associated with assets held for sale (see note 13)	(6.0)	(8.1)	(14.1)	(2.3)	—	(2.3)

Net liability	(74.4)	(129.9)	(204.3)	(66.3)	(126.4)	(192.7)

Changes in the net liability during 9M 2012 were as follows:

	Pensions $ million	Other post- employment benefits $ million	Total $ million
Net liability as at December 31, 2011	(66.3)	(126.4)	(192.7)

– Current service cost	(1.7)	(0.1)	(1.8)
– Interest cost	(40.5)	(4.3)	(44.8)
– Expected return on plan assets	54.3	—	54.3
– Disposal of subsidiaries	1.9	—	1.9
– Net actuarial loss	(69.8)	(6.1)	(75.9)
– Contributions	27.1	8.3	35.4
– Foreign currency translation	0.4	(1.3)	(0.9)

	(94.6)	(129.9)	(224.5)

Effect of the asset ceiling	20.2	—	20.2

Net liability as at September 29, 2012	(74.4)	(129.9)	(204.3)

The weighted average discount rates used in determining the net liability were as follows:

	As at September 29, 2012	As at December 31, 2011
Pensions:
– UK	4.500%	5.000%
– US	3.875%	5.000%
– Other countries	3.576%	3.690%

Other benefits	3.803%	4.740%

18	PROVISIONS

$ million
As at December 31, 2011	66.0
Charge for the period	37.6
Utilized during the period	(28.0)
Released during the period	(4.1)
Disposal of subsidiaries	(5.6)
Transfer of guaranteed uncertain tax liability on disposal of subsidiaries	1.9
Foreign currency translation	0.6

As at September 29, 2012	68.4

PAGE | 28

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18	PROVISIONS (CONTINUED)

Provisions are presented in the Group’s balance sheet as follows:

	As at September 29, 2012 $ million	As at December 31, 2011 $ million
Ongoing businesses:
– Current liabilities	30.0	33.9
– Non-current liabilities	28.0	25.3

	58.0	59.2
Liabilities directly associated with assets held for sale (see note 13)	10.4	6.8

	68.4	66.0

As at September 29, 2012, provisions relate primarily to claims for workers’ compensation, product warranties and product liabilities.

19	Disposal of businesses

On April 27, 2012, the Group concluded the disposal of the Schrader Electronics and Schrader International businesses, which together constituted the Sensors & Valves operating segment. The businesses were sold for $519.4 million, pending the finalization of the closing working capital and any unpaid transaction expenses. This consideration includes $14.4 million in relation to a non-controlling equity interest in the acquiring entity, which has been classified as an available-for-sale investment.

The Group’s 50% interest in one of its associates, Schrader Duncan Limited, was not included in this disposal transaction but on April 12, 2012, the Group sold this investment to Oriental Carbon and Chemicals Limited for a net cash consideration of $2.5 million.

The initial financial effect of these disposals was as follows:

9M 2012 $ million
Proceeds:
– Cash	507.5
– Shares	14.4

521.9
Net assets disposed of:
Goodwill	(87.8)
Identifiable intangible assets	(116.3)
Property, plant and equipment	(123.6)
Investments in associates	(2.5)
Deferred tax assets	(0.8)
Inventories	(66.4)
Trade and other receivables	(76.8)
Cash and cash equivalents	(0.8)
Trade and other payables	75.9
Income tax liabilities	1.5
Provisions	5.6
Post-employment benefit obligations	1.9
Deferred tax liabilities	42.4

(347.7)
Disposal costs	(16.7)
Currency translation differences transferred from equity	5.4

Gain on disposal	162.9

The provisional net cash inflow/(outflow) on disposals was as follows:

9M 2012 $ million
Proceeds received:
– Disposals in the period	507.5
– Disposals in previous periods	2.2
Disposal costs paid in respect of current and prior period disposals	(16.7)
Cash and cash equivalents disposed of	(0.8)

492.2

PAGE | 29

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20	CONTINGENCIES

The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business, including, in Brazil, ongoing litigation with the State of Sao Paulo Tax Department in respect of tax paid, totaling approximately $28 million (including penalties and interest). Although the affected Group business has been sold as part of the Schrader disposal (see note 19), under the terms of the sale agreement the Group has provided an indemnity in respect of this litigation. Based on the success of work to date, and legal advice received, management is of the opinion that the Group is able to rigorously defend its position against virtually all of this particular claim, plus the associated penalty and interest. Management does not anticipate that the outcome of this, or of any other current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position, results of operations or cash flows.

21	SUBSEQUENT EVENTS

Sale of Dexter

On November 1, 2012, the Group concluded the sale of the businesses comprising the Dexter segment to an affiliate of The Sterling Group, a Houston-based private equity firm, for a cash consideration of approximately $360 million.

PAGE | 30

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The Senior Secured Credit Facilities and the Second Lien Notes were issued by Tomkins, Inc. and Tomkins, LLC (the ‘Issuers’), which are both wholly-owned subsidiaries of the Company, and are jointly and severally, irrevocably and fully and unconditionally guaranteed by the Company and certain other of the Company’s wholly-owned subsidiaries (the ‘Guarantors’).

Supplemental condensed consolidating financial information is presented below comprising the Group’s income statements and cash flow statements for Q3 2012, Q3 2011, 9M 2012 and 9M 2011 and its balance sheets as at September 29, 2012 and December 31, 2011, showing the amounts attributable to the Company, the Issuers and those of its other subsidiaries that were Guarantors as at September 29, 2012 separately from the amounts attributable to those of its subsidiaries that were not Guarantors. The condensed consolidating financial information is prepared in accordance with the Group’s accounting policies, except that investments in subsidiaries are accounted for by their parent company under the equity method of accounting. Under the equity method of accounting, the parent company’s income statement includes on one line its share of the profit or loss of its subsidiary undertakings and the parent company’s balance sheet includes on one line its share of the net assets of its subsidiary undertakings.

A)	CONSOLIDATED INCOME STATEMENT

Q3 2012

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	495.8	465.6	(217.7)	743.7
Cost of sales	—	—	(356.5)	(342.5)	217.1	(481.9)

Gross profit	—	—	139.3	123.1	(0.6)	261.8
Distribution costs	—	—	(54.5)	(35.6)	0.6	(89.5)
Administrative expenses	(0.4)	(0.2)	(82.4)	(44.8)	—	(127.8)
Restructuring costs	—	—	(4.4)	(0.5)	—	(4.9)
Net gain on disposals and on the exit of businesses	—	—	0.6	—	—	0.6
Share of profit of associates	—	—	—	0.1	—	0.1

Operating (loss)/profit	(0.4)	(0.2)	(1.4)	42.3	—	40.3

Interest expense	—	(45.8)	(54.8)	(2.1)	44.4	(58.3)
Investment income	—	35.5	21.0	4.9	(44.4)	17.0
Other finance (expense)/income	—	(70.0)	4.1	(0.3)	—	(66.2)
Net finance (costs)/income	—	(80.3)	(29.7)	2.5	—	(107.5)
Share of profits/(losses) of subsidiaries under the equity method	7.2	—	(69.5)	—	62.3	—

Profit/(loss) before tax	6.8	(80.5)	(100.6)	44.8	62.3	(67.2)
Income tax (expense)/benefit	—	(22.4)	93.3	(6.9)	—	64.0

Profit/(loss) for the period from continuing operations	6.8	(102.9)	(7.3)	37.9	62.3	(3.2)
Discontinued operations
Profit for the period from discontinued operations	—	—	14.5	2.1	—	16.6

Profit/(loss) for the period	6.8	(102.9)	7.2	40.0	62.3	13.4
Non-controlling interests	—	—	—	(6.6)	—	(6.6)

Profit/(loss) for the period attributable to equity shareholders	6.8	(102.9)	7.2	33.4	62.3	6.8

PAGE | 31

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

B)	CONSOLIDATED INCOME STATEMENT

Q3 2011*

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	430.2	525.8	(128.2)	827.8
Cost of sales	—	—	(295.1)	(378.6)	129.3	(544.4)

Gross profit	—	—	135.1	147.2	1.1	283.4
Distribution costs	—	—	(54.4)	(38.6)	—	(93.0)
Administrative expenses	(0.1)	(1.0)	(92.8)	(49.3)	—	(143.2)
Transaction costs	—	—	(0.2)	—	—	(0.2)
Impairments	—	—	(36.9)	—	—	(36.9)
Restructuring costs	—	—	(9.2)	(1.7)	—	(10.9)
Net gain on disposals and on the exit of businesses	—	—	3.2	0.2	—	3.4
Share of profit of associates	—	—	0.1	0.4	—	0.5

Operating (loss)/profit	(0.1)	(1.0)	(55.1)	58.2	1.1	3.1

Interest expense	—	(76.3)	(79.6)	(3.6)	64.0	(95.5)
Investment income	—	55.3	18.7	6.5	(64.0)	16.5
Other finance expense	—	(18.8)	(3.5)	—	—	(22.3)
Net finance (costs)/income	—	(39.8)	(64.4)	2.9	—	(101.3)
Share of (losses)/profits of subsidiaries under the equity method	(67.2)	—	18.7	—	48.5	—

(Loss)/profit before tax	(67.3)	(40.8)	(100.8)	61.1	49.6	(98.2)
Income tax benefit/(expense)	—	5.1	4.2	(8.0)	(0.6)	0.7

(Loss)/profit for the period from continuing operations	(67.3)	(35.7)	(96.6)	53.1	49.0	(97.5)

Discontinued operations
Profit for the period from discontinued operations	—	—	29.4	5.5	(0.5)	34.4

(Loss)/profit for the period	(67.3)	(35.7)	(67.2)	58.6	48.5	(63.1)
Non-controlling interests	—	—	—	(4.2)	—	(4.2)

(Loss)/profit for the period attributable to equity shareholders	(67.3)	(35.7)	(67.2)	54.4	48.5	(67.3)

*	Re-presented (see notes 1 and 7)

PAGE | 32

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

C)	CONSOLIDATED INCOME STATEMENT

9M 2012

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	1,385.8	1,476.6	(530.8)	2,331.6
Cost of sales	—	—	(955.2)	(1,075.1)	530.8	(1,499.5)

Gross profit	—	—	430.6	401.5	—	832.1
Distribution costs	—	—	(159.7)	(110.7)	—	(270.4)
Administrative expenses	(1.0)	(1.4)	(239.0)	(136.8)	—	(378.2)
Impairments	—	—	(2.9)	(0.2)	—	(3.1)
Restructuring costs	—	—	(17.3)	(0.2)	—	(17.5)
Net gain on disposals and on the exit of businesses	—	—	0.1	—	—	0.1
Share of profit of associates	—	—	—	0.4	—	0.4

Operating (loss)/profit	(1.0)	(1.4)	11.8	154.0	—	163.4

Interest expense	—	(159.1)	(183.2)	(16.1)	157.9	(200.5)
Investment income	0.1	132.5	61.1	15.1	(157.9)	50.9
Other finance (expense)/income	—	(75.2)	2.9	(0.8)	—	(73.1)
Net finance income/(costs)	0.1	(101.8)	(119.2)	(1.8)	—	(222.7)
Share of profits/(losses) of subsidiaries under the equity method	206.9	—	(2.3)	—	(204.6)	—

Profit/(loss) before tax	206.0	(103.2)	(109.7)	152.2	(204.6)	(59.3)
Income tax (expense)/benefit	—	(23.6)	147.3	(21.5)	—	102.2

Profit/(loss) for the period from continuing operations	206.0	(126.8)	37.6	130.7	(204.6)	42.9
Discontinued operations
Profit for the period from discontinued operations	—	—	169.3	11.3	—	180.6

Profit/(loss) for the period	206.0	(126.8)	206.9	142.0	(204.6)	223.5
Non-controlling interests	—	—	—	(17.5)	—	(17.5)

Profit/(loss) for the period attributable to equity shareholders	206.0	(126.8)	206.9	124.5	(204.6)	206.0

PAGE | 33

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

D)	CONSOLIDATED INCOME STATEMENT

9M 2011*

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Continuing operations
Sales	—	—	1,386.6	1,740.5	(419.4)	2,707.7
Cost of sales	—	—	(958.5)	(1,273.2)	421.5	(1,810.2)

Gross profit	—	—	428.1	467.3	2.1	897.5
Distribution costs	—	—	(166.3)	(120.4)	(1.2)	(287.9)
Administrative expenses	(0.4)	(1.4)	(275.8)	(153.3)	—	(430.9)
Transaction costs	(0.1)	—	(0.9)	—	—	(1.0)
Impairments	—	—	(36.9)	—	—	(36.9)
Restructuring costs	—	—	(34.4)	6.1	—	(28.3)
Net gain on disposals and on the exit of businesses	—	—	4.6	—	—	4.6
Share of profit of associates	—	—	1.8	0.3	—	2.1

Operating (loss)/profit	(0.5)	(1.4)	(79.8)	200.0	0.9	119.2

Interest expense	—	(205.1)	(237.9)	(24.5)	203.5	(264.0)
Investment income	—	176.2	58.6	18.2	(203.5)	49.5
Other finance (expense)/income	—	(18.3)	6.8	(0.2)	—	(11.7)
Net finance costs	—	(47.2)	(172.5)	(6.5)	—	(226.2)
Share of (losses)/profits of subsidiaries under the equity method	(68.6)	—	106.8	—	(38.2)	—

(Loss)/profit before tax	(69.1)	(48.6)	(145.5)	193.5	(37.3)	(107.0)
Income tax benefit/(expense)	—	8.7	(2.2)	(39.0)	(0.2)	(32.7)

(Loss)/profit for the period from continuing operations	(69.1)	(39.9)	(147.7)	154.5	(37.5)	(139.7)
Discontinued operations
Profit for the period from discontinued operations	—	—	79.1	9.4	(0.7)	87.8

(Loss)/profit for the period	(69.1)	(39.9)	(68.6)	163.9	(38.2)	(51.9)
Non-controlling interests	—	—	—	(17.2)	—	(17.2)

(Loss)/profit for the period attributable to equity shareholders	(69.1)	(39.9)	(68.6)	146.7	(38.2)	(69.1)

*	Re-presented (see notes 1 and 7)

PAGE | 34

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

E)	CONSOLIDATED CASH FLOW STATEMENT

Q3 2012

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed by)/generated from operations	—	(0.1)	74.0	87.3	—	161.2
Income taxes paid	—	—	(6.3)	(14.6)	2.5	(18.4)
Income taxes received	—	—	—	2.5	(2.5)	—

Net cash (outflow)/inflow from operating activities	—	(0.1)	67.7	75.2	—	142.8

Investing activities
Purchase of property, plant and equipment	—	—	(14.4)	(19.1)	3.2	(30.3)
Purchase of computer software	—	—	(1.7)	—	—	(1.7)
Disposal of property, plant and equipment	—	—	5.7	0.1	(3.2)	2.6
Purchase of interests in subsidiaries, net of cash acquired	—	—	(16.3)	(0.2)	15.6	(0.9)
Sale of businesses and subsidiaries, net of cash disposed	—	—	(4.9)	(0.1)	(0.3)	(5.3)
Interest received	0.1	37.0	4.5	3.3	(44.4)	0.5
Dividends received from subsidiaries	—	—	20.2	—	(20.2)	—

Net cash inflow/(outflow) from investing activities	0.1	37.0	(6.9)	(16.0)	(49.3)	(35.1)

Financing activities
Issue of ordinary shares	0.4	—	—	15.2	(15.6)	—
Repayment of bank and other loans	—	(599.0)	(2.1)	—	—	(601.1)
Premiums on redemption of borrowings	—	(62.6)	—	—	—	(62.6)
Loans (to)/from Group companies	(0.5)	452.1	(380.4)	(71.2)	—	—
Receipts on foreign currency derivatives	—	—	2.3	—	—	2.3
Capital element of finance lease rental payments	—	—	(0.2)	—	—	(0.2)
Interest element of finance lease rental payments	—	—	(0.2)	—	—	(0.2)
Decrease in collateralized cash	—	—	2.2	0.6	—	2.8
Return of management investment	(0.2)	—	—	—	—	(0.2)
Sale/(purchase) of own shares	0.2	—	(0.6)	0.1	0.3	—
Interest paid	—	(36.8)	(41.5)	(3.1)	44.4	(37.0)
Financing costs paid	—	(5.8)	—	—	—	(5.8)
Equity dividend paid	—	—	—	(20.2)	20.2	—
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(12.4)	—	(12.4)

Net cash (outflow)/inflow from financing activities	(0.1)	(252.1)	(420.5)	(91.0)	49.3	(714.4)

Decrease in net cash and cash equivalents	—	(215.2)	(359.7)	(31.8)	—	(606.7)
Net cash and cash equivalents at the beginning of the period	—	238.2	416.1	161.1	—	815.4
Foreign currency translation	—	—	(11.1)	14.3	—	3.2

Net cash and cash equivalents at the end of the period	—	23.0	45.3	143.6	—	211.9

PAGE | 35

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

F)	CONSOLIDATED CASH FLOW STATEMENT

Q3 2011

	Company $ million	Issuers $ million	Other Guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed by)/generated from operations	0.9	(0.9)	99.4	103.4	—	202.8
Income taxes paid	—	—	(2.7)	(20.5)	—	(23.2)
Income taxes received	—	—	—	0.1	—	0.1

Net cash (outflow)/inflow from operating activities	0.9	(0.9)	96.7	83.0	—	179.7

Investing activities
Purchase of property, plant and equipment	—	—	(10.6)	(11.8)	—	(22.4)
Purchase of computer software	—	—	(1.0)	(0.2)	—	(1.2)
Capitalization of development costs	—	—	(0.8)	—	—	(0.8)
Disposal of property, plant and equipment	—	—	0.5	1.4	—	1.9
Purchase of interests in subsidiaries, net of cash acquired	—	—	(5.1)	—	5.1	—
Sale of businesses and subsidiaries, net of cash disposed	—	—	63.7	231.9	(3.5)	292.1
Interest received	—	55.4	5.7	2.9	(64.0)	—
Dividends received from subsidiaries	—	—	124.3	—	(124.3)	—

Net cash inflow/(outflow) from investing activities	—	55.4	176.7	224.2	(186.7)	269.6

Financing activities
Issue of ordinary shares	1.4	—	—	1.5	(2.9)	—
Draw-down of bank and other loans	—	—	—	0.1	—	0.1
Repayment of bank and other loans	—	(268.9)	—	—	—	(268.9)
Premiums on redemption of borrowings	—	(3.4)	—	—	—	(3.4)
Loans (to)/from Group companies	(0.9)	244.1	(87.7)	(155.5)	—	—
Payments on foreign currency derivatives	—	—	(3.1)	—	—	(3.1)
Capital element of finance lease rental payments	—	—	(0.1)	—	—	(0.1)
Interest element of finance lease rental payments	—	—	(0.1)	—	—	(0.1)
Purchase of own shares	—	—	(1.3)	—	1.3	—
Interest paid	—	(26.2)	(63.5)	(0.7)	64.0	(26.4)
Financing costs paid	—	(0.7)	—	—	—	(0.7)
Equity dividend paid	—	—	—	(124.3)	124.3	—
Investment by a minority shareholder in a subsidiary	—	—	—	1.5	—	1.5
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(10.5)	—	(10.5)

Net cash inflow/(outflow) from financing activities	0.5	(55.1)	(155.8)	(287.9)	186.7	(311.6)

Increase/(decrease) in net cash and cash equivalents	1.4	(0.6)	117.6	19.3	—	137.7
Net cash and cash equivalents at the beginning of the period	—	1.6	193.9	170.1	—	365.6
Foreign currency translation	—	—	7.7	(8.3)	—	(0.6)

Net cash and cash equivalents at the end of the period	1.4	1.0	319.2	181.1	—	502.7

PAGE | 36

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

G)	CONSOLIDATED CASH FLOW STATEMENT

9M 2012

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash (absorbed by)/generated from operations	(0.8)	(1.3)	171.0	213.3	—	382.2
Income taxes paid	—	—	(28.0)	(41.3)	5.1	(64.2)
Income taxes received	—	0.8	3.7	4.6	(5.1)	4.0

Net cash (outflow)/inflow from operating activities	(0.8)	(0.5)	146.7	176.6	—	322.0

Investing activities
Purchase of property, plant and equipment	—	—	(43.0)	(37.4)	6.0	(74.4)
Purchase of computer software	—	—	(4.2)	(0.5)	—	(4.7)
Capitalization of development costs	—	—	(0.5)	—	—	(0.5)
Disposal of property, plant and equipment	—	—	8.0	3.5	(6.0)	5.5
Purchase of available-for-sale financial assets	—	—	(0.4)	—	—	(0.4)
Sale of investments in associates	—	—	2.5	—	—	2.5
Purchase of interests in subsidiaries, net of cash acquired	—	—	(67.0)	(0.4)	65.4	(2.0)
Sale of businesses and subsidiaries, net of cash disposed	—	—	496.4	48.8	(55.5)	489.7
Interest received	0.2	137.0	12.4	10.2	(158.2)	1.6
Dividends received from associates	—	—	—	0.1	—	0.1
Dividends received from subsidiaries	—	—	120.3	—	(120.3)	—

Net cash inflow from investing activities	0.2	137.0	524.5	24.3	(268.6)	417.4

Financing activities
Issue of ordinary shares	2.6	—	—	9.8	(12.4)	—
Draw down of bank and other loans	—	—	2.0	0.1	—	2.1
Repayment of bank and other loans	—	(778.2)	(7.4)	—	—	(785.6)
Premiums on redemption of borrowings	—	(62.6)	—	—	—	(62.6)
Loans (to)/from Group companies	(1.8)	752.0	(663.7)	(86.5)	—	—
Receipts on foreign currency derivatives	—	—	0.7	—	—	0.7
Capital element of finance lease rental payments	—	—	(0.3)	—	—	(0.3)
Interest element of finance lease rental payments	—	—	(0.3)	—	—	(0.3)
Decrease/(increase) in collateralized cash	—	—	4.3	(0.1)	—	4.2
Return of management investment	(1.1)	—	—	—	—	(1.1)
Sale/(purchase) of own shares	0.9	—	(3.3)	(0.1)	2.5	—
Interest paid	—	(118.6)	(149.8)	(10.1)	158.2	(120.3)
Financing costs paid	—	(5.8)	—	—	—	(5.8)
Equity dividend paid	—	—	—	(120.3)	120.3	—
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(33.6)	—	(33.6)

Net cash inflow/(outflow) from financing activities	0.6	(213.2)	(817.8)	(240.8)	268.6	(1,002.6)

Decrease in net cash and cash equivalents	—	(76.7)	(146.6)	(39.9)	—	(263.2)
Net cash and cash equivalents at the beginning of the period	—	99.8	190.9	183.8	—	474.5
Foreign currency translation	—	(0.1)	1.0	(0.3)	—	0.6

Net cash and cash equivalents at the end of the period	—	23.0	45.3	143.6	—	211.9

PAGE | 37

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

H)	CONSOLIDATED CASH FLOW STATEMENT

9M 2011

	Company $ million	Issuers $ million	Other Guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Operating activities
Cash generated from/(absorbed by) from operations	0.5	(1.5)	156.2	262.6	—	417.8
Income taxes paid	—	—	(15.8)	(64.5)	—	(80.3)
Income taxes received	—	—	0.1	1.1	—	1.2

Net cash inflow/(outflow) from operating activities	0.5	(1.5)	140.5	199.2	—	338.7

Investing activities
Purchase of property, plant and equipment	—	—	(38.8)	(42.3)	2.8	(78.3)
Purchase of computer software	—	—	(4.2)	(1.1)	—	(5.3)
Capitalization of development costs	—	—	(1.1)	—	—	(1.1)
Disposal of property, plant and equipment	—	—	10.0	10.2	(2.8)	17.4
Investments in associates	—	—	(0.4)	—	—	(0.4)
Purchase of interests in subsidiaries, net of cash acquired	—	—	(14.1)	—	11.6	(2.5)
Sale of businesses and subsidiaries, net of cash disposed	—	—	90.8	233.8	(5.4)	319.2
Interest received	—	176.2	18.1	10.7	(203.8)	1.2
Dividends received from associates	—	—	0.3	0.2	—	0.5
Dividends received from subsidiaries	—	—	204.1	—	(204.1)	—

Net cash inflow/(outflow) from investing activities	—	176.2	264.7	211.5	(401.7)	250.7

Financing activities
Issue of ordinary shares	1.4	—	—	6.1	(7.5)	—
Draw-down of bank and other loans	—	—	0.9	0.4	—	1.3
Repayment of bank and other loans	—	(292.1)	(45.0)	—	—	(337.1)
Premiums on redemption of borrowings	—	(3.4)	(0.4)	—	—	(3.8)
Loans from/(to) Group companies	0.2	285.0	(99.3)	(185.9)	—	—
Receipts on foreign currency derivatives	—	—	4.7	—	—	4.7
Capital element of finance lease rental payments	—	—	(0.2)	(0.3)	—	(0.5)
Interest element of finance lease rental payments	—	—	(0.2)	—	—	(0.2)
Decrease in collateralized cash	—	—	30.5	—	—	30.5
Purchase of non-controlling interest	—	—	(13.1)	—	—	(13.1)
Return of management investment	(0.7)	—	—	—	—	(0.7)
Purchase of own shares	—	—	(1.3)	—	1.3	—
Interest paid	—	(130.8)	(194.7)	(12.5)	203.8	(134.2)
Financing costs paid	—	(35.5)	—	—	—	(35.5)
Equity dividend paid	—	—	—	(204.1)	204.1	—
Investment by a minority shareholder in a subsidiary	—	—	—	1.5	—	1.5
Dividend paid to a minority shareholder in a subsidiary	—	—	—	(54.4)	—	(54.4)

Net cash inflow/(outflow) from financing activities	0.9	(176.8)	(318.1)	(449.2)	401.7	(541.5)

Decrease in net cash and cash equivalents	1.4	(2.1)	87.1	(38.5)	—	47.9
Net cash and cash equivalents at the beginning of the period	—	3.1	226.1	223.0	—	452.2
Foreign currency translation	—	—	6.0	(3.4)	—	2.6

Net cash and cash equivalents at the end of the period	1.4	1.0	319.2	181.1	—	502.7

PAGE | 38

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

I)	CONSOLIDATED BALANCE SHEET

As at September 29, 2012

	Company $ million	Issuers $ million	Other Guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Non-current assets
Goodwill	—	—	545.4	786.1	—	1,331.5
Other intangible assets	—	—	832.8	651.2	—	1,484.0
Property, plant and equipment	—	—	257.2	440.5	—	697.7
Investments in subsidiaries under the equity method	2,322.3	—	2,579.7	—	(4,902.0)	—
Investments in associates	—	—	3.3	2.7	—	6.0
Trade and other receivables	—	5.4	15.9	3.4	—	24.7
Deferred tax assets	—	—	8.2	(5.1)	17.3	20.4
Post-employment benefit surpluses	—	—	1.9	0.2	—	2.1

	2,322.3	5.4	4,244.4	1,879.0	(4,884.7)	3,566.4

Current assets
Inventories	—	—	276.0	234.4	(0.8)	509.6
Trade and other receivables	18.6	2,048.8	817.5	1,385.4	(3,601.2)	669.1
Income tax recoverable	—	8.0	30.0	6.9	(4.3)	40.6
Available-for-sale investments	—	—	14.9	1.2	—	16.1
Cash and cash equivalents	—	45.9	49.4	144.0	—	239.3

	18.6	2,102.7	1,187.8	1,771.9	(3,606.3)	1,474.7

Assets held for sale	—	—	1,100.4	46.2	—	1,146.6

Total assets	2,340.9	2,108.1	6,532.6	3,697.1	(8,491.0)	6,187.7

Current liabilities
Bank overdrafts	—	(22.9)	(4.1)	(0.4)	—	(27.4)
Bank and other loans	—	(28.5)	(14.8)	(2.5)	—	(45.8)
Obligations under finance leases	—	—	(0.4)	—	—	(0.4)
Trade and other payables	(0.8)	(1.9)	(290.7)	(341.7)	178.4	(456.7)
Income tax liabilities	—	—	(91.4)	(69.8)	32.6	(128.6)
Provisions	—	—	(19.3)	(10.7)	—	(30.0)

	(0.8)	(53.3)	(420.7)	(425.1)	211.0	(688.9)

Non-current liabilities
Bank and other loans	—	(1,833.8)	(21.4)	(0.6)	—	(1,855.8)
Obligations under finance leases	—	—	(3.5)	—	—	(3.5)
Trade and other payables	—	(192.4)	(3,046.4)	(242.5)	3,424.2	(57.1)
Post-employment benefit obligations	—	—	(120.9)	(71.4)	—	(192.3)
Deferred tax liabilities	—	(34.1)	(367.5)	(168.0)	13.9	(555.7)
Provisions	—	—	(27.0)	(1.0)	—	(28.0)

	—	(2,060.3)	(3,586.7)	(483.5)	3,438.1	(2,692.4)

Liabilities directly associated with assets held for sale	—	—	(202.9)	(9.1)	—	(212.0)

Total liabilities	(0.8)	(2,113.6)	(4,210.3)	(917.7)	3,649.1	(3,593.3)

Net assets/liabilities	2,340.1	(5.5)	2,322.3	2,779.4	(4,841.9)	2,594.4

Capital and reserves
Shareholders’ equity	2,340.1	(5.5)	2,322.3	2,525.1	(4,841.9)	2,340.1
Non-controlling interests	—	—	—	254.3	—	254.3

Total equity	2,340.1	(5.5)	2,322.3	2,779.4	(4,841.9)	2,594.4

PAGE | 39

PINAFORE HOLDINGS B.V. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22	CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

J)	CONSOLIDATED BALANCE SHEET

As at December 31, 2011

	Company $ million	Issuers $ million	Other guarantor subsidiaries $ million	Non- guarantor subsidiaries $ million	Consolidation adjustments $ million	Total Group $ million
Non-current assets
Goodwill	–	–	823.2	762.2	–	1,585.4
Other intangible assets	–	–	1,239.2	692.0	–	1,931.2
Property, plant and equipment	–	–	439.8	463.1	–	902.9
Investments in subsidiaries under the equity method	2,058.6	–	2,612.5	–	(4,671.1)	–
Investments in associates	–	–	4.3	2.3	–	6.6
Trade and other receivables	–	7.4	9.0	3.7	–	20.1
Deferred tax assets	–	–	3.3	6.6	(2.0)	7.9
Post-employment benefit surpluses	–	–	6.7	–	–	6.7

	2,058.6	7.4	5,138.0	1,929.9	(4,673.1)	4,460.8

Current assets
Inventories	–	–	359.7	213.4	(1.4)	571.7
Trade and other receivables	17.6	2,811.0	893.3	1,290.2	(4,283.7)	728.4
Income tax recoverable	–	–	11.0	10.3	(0.8)	20.5
Available-for-sale investments	–	–	–	1.1	–	1.1
Cash and cash equivalents	–	99.8	196.4	183.8	–	480.0

	17.6	2,910.8	1,460.4	1,698.8	(4,285.9)	1,801.7

Assets held for sale	–	–	388.8	53.9	–	442.7

Total assets	2,076.2	2,918.2	6,987.2	3,682.6	(8,959.0)	6,705.2

Current liabilities
Bank overdrafts	–	–	(5.5)	–	–	(5.5)
Bank and other loans	–	(19.8)	(22.6)	–	–	(42.4)
Obligations under finance leases	–	–	(0.2)	–	–	(0.2)
Trade and other payables	(0.7)	(1.9)	(363.7)	(331.2)	152.5	(545.0)
Income tax liabilities	–	–	(52.5)	(33.9)	0.9	(85.5)
Provisions	–	–	(18.9)	(15.0)	–	(33.9)

	(0.7)	(21.7)	(463.4)	(380.1)	153.4	(712.5)

Non-current liabilities
Bank and other loans	–	(2,590.7)	(20.4)	(0.6)	–	(2,611.7)
Obligations under finance leases	–	–	(2.6)	–	–	(2.6)
Trade and other payables	(0.6)	(182.4)	(3,723.8)	(271.6)	4,131.2	(47.2)
Post-employment benefit obligations	–	–	(129.6)	(67.5)	–	(197.1)
Deferred tax liabilities	–	(1.8)	(475.7)	(175.4)	2.0	(650.9)
Provisions	–	–	(24.5)	(0.8)	–	(25.3)

	(0.6)	(2,774.9)	(4,376.6)	(515.9)	4,133.2	(3,534.8)

Liabilities directly associated with assets held for sale	–	–	(88.6)	(25.7)	–	(114.3)

Total liabilities	(1.3)	(2,796.6)	(4,928.6)	(921.7)	4,286.6	(4,361.6)

Net assets	2,074.9	121.6	2,058.6	2,760.9	(4,672.4)	2,343.6

Capital and reserves
Shareholders’ equity	2,074.9	121.6	2,058.6	2,492.2	(4,672.4)	2,074.9
Non-controlling interests	–	–	–	268.7	–	268.7

Total equity	2,074.9	121.6	2,058.6	2,760.9	(4,672.4)	2,343.6

PAGE | 40